                       SECURITIES AND EXCHANGE COMMISSION
                  450 Fifth Street N.W., Washington, D.C. 20549

                               AMENDMENT NO. 3 TO
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
     PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER - 1-14815


                             ZSTAR ENTERPRISES, INC.

             (Exact Name Of Registrant As Specified In Its Charter)

              NEVADA                                  98-019-6675
 -------------------------------        ---------------------------------------
 (State or other jurisdiction of        (I.R.S. Employer Identification Number)
  incorporation or organization)

                              4323 West 12th Avenue
                        Vancouver, B.C., Canada, V6R 2P9
                       (604) 224-5851 Fax: (604) 224-5838
                            Attention: Chui Keung Ho
                        ---------------------------------

    (Address, Including Zip Code, And Telephone Number, Including Area Code,
                  Of Registrant's Principal Executive Offices)


           Securities Registered Pursuant to Section 12(b) of the Act:

    Title of each class              Name of each exchange on which each class
    to be so registered                     is sought to be registered
---------------------------------    -----------------------------------------
       Common Stock                        OTC Electronic Bulletin Board


           Securities Registered Pursuant to Section 12(b) of the Act:

                          Common Shares $.001 par value
                     ---------------------------------------
                     Title of each class to be so registered

                            Total Number of Pages: 68
                      Index to Exhibits Appears on Page: 67
      (Filing stipulated in United States Dollars Unless Otherwise Stated)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                TABLE OF CONTENTS

                                                                                  PAGE
                                                                                  ----
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS..................................... 1

PART I.............................................................................. 2

         ITEM 1    DESCRIPTION OF BUSINESS.......................................... 2

         ITEM 2.   MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION..........20

         ITEM 3.   DESCRIPTION OF PROPERTY..........................................27

         ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT...27

         ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.....28

         ITEM 6.   EXECUTIVE COMPENSATION...........................................31

         ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...................32

         ITEM 8.   DESCRIPTION OF SECURITIES........................................32

PART II.............................................................................34

         ITEM 1.   MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY
                   AND OTHER SHAREHOLDER MATTERS....................................34

         ITEM 2.   LEGAL PROCEEDINGS................................................34

         ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTING.....................35

         ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES..........................35

         ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS........................36

PART F/S............................................................................37

PART III............................................................................67

         ITEM 1.   INDEX TO EXHIBITS................................................67

SIGNATURES..........................................................................68

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This Form 10-SB includes forward-looking statements. All statements, other than statements of historical fact, included in this Form 10-SB, including, without limitation, statements under "Description of Business" and "Management's Discussion and Analysis or Plan of Operation" regarding the Company's business strategy and plans and objectives of management of the Company for future operations, are forward-looking statements within the meaning of the "safe harbour" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed, forecasted, or contemplated by any such forward-looking statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in this Form 10-SB, including, without limitation, in conjunction with the forward-looking statements included in this Form 10-SB.

Unless required by law, the Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

                                    PART I

ITEM 1.   DESCRIPTION OF BUSINESS

A.   INTRODUCTION

Zstar Enterprises, Inc. ("Company") was organized under the laws of the State on Nevada on June 17, 1998. The Company is authorized to issue 30,000,000 shares of Common Stock with a par value of $.001 per share, of which 10,550,000 shares are issued and outstanding as of January 31, 1999.

The Company is a NEW Nevada corporation formed by a small founding group with the intention of (i) providing internet - based hotel discounting services, and (ii) serving as a holding company for one or more future businesses not yet identified.

The Company has, on February 28, 1999, acquired all of the issued and outstanding shares of stock of Apex Canadian Holidays Ltd., a British Columbia, Canada, corporation ("Apex"), for a sum of $50,000, full and final payment of which was made on April 28, 1999. A description of Apex's operations has been more fully set forth in Paragraph C below.

The Company proposes to sell hotel rooms, at discount rates, directly to travelers who make their own arrangements via the World Wide Web. The Company also proposes to sell rooms at wholesale rates to travel agencies. The Company recognizes the growing influence that the Internet has on communications and commerce. The Company believes that the travel sector is one of the areas that will see tremendous new business opportunities through the Internet. The Company intends to create an easy-to-use website where individuals can research, design and book their own hotel packages at discount prices.

Offering an electronic means to access hotel products will allow the Company to have worldwide sales opportunities 24 hours a day and to accumulate knowledge about client preferences and buying habits. The accumulated data base of user preferences will enable the Company to offer its customers specifically designed travel packages.

B.   THE INDUSTRY

THE TRAVEL INDUSTRY

The travel industry is one of the largest industries in the world. For example, in 1994, Americans took over 220 million trips and spent over $140 billion on travel. International travel continues to grow as airfares become relatively less expensive.

Business travel, tourism and the visiting-friends-and-relatives ("VFR") are all important segments of the industry's customer base.

Leisure travel, or tourism and VFR travel, is usually booked by individuals who are seeking low cost, convenience and knowledge when they book their travel. Business travelers, whether individuals or an entity's corporate travel coordinator are looking for ways to control costs, negotiate long term price arrangements and standardize travel booking procedures.

The traveling public has traditionally relied on travel agencies to provide information and to make bookings. Agencies act as middlemen between the traveler and the provider and receive a commission from the provider for their service.

Historically the travel industry has been at the forefront of adopting new technological innovations with proprietary systems such as Computer Reservations Systems ("CRS"). Travel agencies have been performing a "middleman" function and using their specialized technology infrastructure and knowledge to justify their costs. New technologies and the "capping" of commissions are rendering the traditional service providers un-competitive.

Several trends are affecting the travel industry:

-    increased competition through globalization and deregulation

- changing consumer demands because of changing lifestyles: e.g. specialized adventure travel

-    increased expectations by consumers for convenience and customized packages

- consumers are becoming more knowledgeable and are growing accustomed to using technology

- the Internet and electronic commerce are changing how travel products are bought and sold

THE INTERNET

The Internet is the world's largest telecommunications network in existence today and has brought low cost global computer telecommunications within the reach of all businesses and many consumers in almost all developed and third-world growth economies.

The Internet and Internet technology has been growing and evolving since its inception over 30 years ago. From its inceptions, the Internet was intended as more than just a computer network, but as a means of facilitating collaboration and development at great speed among groups like academics, industry researchers and business entrepreneurs.

Originally created as a means of information exchange for the U.S. Department of Defense, it quickly became adopted by others who developed the network to support open global academic and research activities. People would be able to send messages, research material and various other types of communications electronically. Data would be converted and sent over telephone lines through a vast computer network. Transmission time was much faster than mail or fax with the added advantage of being low cost: no long-distance charges were incurred since messages were relayed to a local computer network.

Innumerable individuals, companies, researchers etc. now use the Internet and its technologies to significantly enhance their specific activity or pursuit.

The worldwide network of hosts (sites) has grown from 2000 to 1 million in the past eight years and is likely to exceed 100 million hosts over the next five years.

The Internet Business Center made the following data available collected from the 10th Annual software Publishing Association Conference:

-    It is estimated that 60% of U.S. households will have PC's by the end of
     1998

-    12% of households with PC's have modems

-    6% of households with PC's subscribe to on-line Internet services

-    the Internet is growing between 6% and 12% per month

-    there are Internet sites in 137 countries

-    the cost of subscribing to an Internet service is declining

- many major businesses (226 of the 490 largest companies) already have a presence on the Internet

-    39% of all communications companies have a presence on the Internet

-    24% of information technology firms have a presence on the Internet

Reasons why people use the internet according to Georgia Tech Research Corporation's ("GTRC") 1998 survey (Of the users surveyed, over one third said that they were willing to pay fees for information services, providing quality was ensured):

-    86.03% Searching
-    63.01% Browsing
-    54.05% Work
-    51.21% Education                                      [GRAPH]
-    47.02% Communication
-    45.48% Entertainment
-    18.65% Shopping

(RESPONDENTS ANSWERED MORE THAN ONE
CATEGORY, CAUSING TOTAL TO BE GREATER THAN 100%)

The Internet has quickly become a mainstream component of everyday life. In June 1998 it was estimated that there were approximately 37 million North Americans on-line. Accessing the Internet is now the third most popular use of computers behind playing games and word processing.

The Internet has created a whole new level of commercial transactions called e-Commerce. Today it is possible to buy everything from groceries to a car on-line. A recent Roper Starch back-up survey conducted in June 1998 indicated that 75% of people on-line have used the Internet to research an item and 22% have actually made a purchase via the Web. A poll commissioned by the Information Technology Association of America in early 1998 estimated that 15% of all adult Americans have used the Internet to make a purchase.

While research shows varying results regarding the use of the Internet, it is clear that the growing numbers indicate that the Internet will be one of the most important tools for both businesses and individuals in the coming years.

GROWTH

People are spending more time
on-line, both at home and at
work.  In 1994, only three
million Americans were connected
to the Internet. A joint study
by IDC and Relevant Knowledge
claims that home Internet users                            [GRAPH]
will grow to 102 million in 2002
and the percentage using the
Internet for electronic commerce
will grow to 50%. The U.S.
Department of Commerce estimates
that Internet traffic is
doubling every 100 days.

Conservative estimates put the number of worldwide users of the Internet at 60 million with nearly 70% living in Canada or the United States. eMarketer predicts that Asia/Pacific Rim, South America and several underdeveloped parts of the world will have more Internet users than the U.S. by the year 2000. By the year 2002, it is expected that there will be 228 million users worldwide, with American users representing only 37% of such user base.

True globalization of Internet use and electronic commerce will occur over the next few years due to:

- the deregulation and lower costs of telecommunications in previously controlled markets.

-    increased computer use and modem penetration

- the attraction of electronic commerce to foreign businesses looking to draw revenues from a worldwide market

E-COMMERCE

Electronic Commerce ("e-Commerce") is the buying and selling of information, products or services via computer networks. e-Commerce is allowing buyers and sellers to communicate directly rather than through third parties.

Consumer oriented industries, such as travel, where service and information play a large part in the buying process, are becoming important e-commerce participants. Generally speaking, the more time consuming and difficult a purchase category is, the more likely it is that consumers will use the Internet versus standard means.


-------------------------------------------------------------------------------------
           COMPARISON OF ONLINE CONSUMER REVENUE PROJECTIONS, IN MILLIONS
-------------------------------------------------------------------------------------
                                 MULTI-MEDIA
YEAR     E-LAND    FORRESTER    RESEARCH GROUP    JUPITER    COWLES/SIMBA       IDC
1995    $   450       NA            $  350          NA          $  614       $  1,000
1996    $   750     $  618          $  520        $  575        $  993          NA
1997    $ 1,500     $1,138          $  850        $1,250          NA            NA
1998    $ 3,700     $2,371            NA            NA            NA            NA
1999    $ 6,100     $3,990            NA            NA            NA            NA
2000    $10,000     $8,579          $6,500        $7,300        $4,270       $117,000

                                                                  source: [ILLEGIBLE]
-------------------------------------------------------------------------------------


                                      The travel industry, particularly in
                                      relation to airline reservations, was an early entrant into e-Commerce. Internet users quickly discovered the advantages to
              [GRAPH]                 travel planning and booking on-line.
                                      Rather than rely on an airline or agent to give you the best fares, a person could design an itinerary and explore all the options and prices available before booking.

An e-commerce study by dePaul University found that 60% of Internet users aged 30 to 49 years have already made at least one purchase electronically. Other studies estimate that between 15% and 24% of all Internet users have made a purchase on-line. A report recently released by the Deloitte & Touche Consulting Group estimates that by the Year 2000, e-commerce will grow by 300% and that many businesses will be conducting over half of their business over the Internet.

A report by eMarketer concludes
that consumer e-commerce will
grow to $26.6 billion US by 2002
and business-to-business
e-commerce will climb to
$268 billion US from an estimated
$5.6 billion in 1997.
                                                           [GRAPH]
The U.S. Department of Commerce
has suggested that e-commerce
will surpass $300 million in the
next two years.  This is
partially based on their
estimate that Internet usage is
doubling every 100 days.

IMPLICATIONS FOR THE TRAVEL INDUSTRY

Technology can promote products in a less expensive and more interactive way than is currently possible in the travel industry.

Multimedia (sound, video and images) allows customers to better understand a hotel property without having to interact with a sales representative or travel agent.

Print material is expensive, becomes quickly outdated and is expensive to distribute. A website, which can be continually maintained and updated avoids those costs.

Costs to hotels or other travel service providers will also fall dramatically. For example, an airline ticket costs $8 to process by conventional means but can be done over the Web for $1. A traditional bank transaction, by comparison, costs $1.07, while the same transaction over the Web costs one cent.

Internet-based travel sites will be able to offer customers two things that are currently not available through conventional travel booking means:

- CONVENIENCE: available 24 hours a day, from home or office; information on several different travel products all in one place--reducing research costs

- CUSTOMIZATION: by noting preferences and anticipating needs, a properly maintained site can target customers with special offers or even integrate products from other suppliers such as travelers checks and cameras.

According to Jupiter Communications, on-line travel revenues are expected to grow from $827 million or less than one percent of all travel revenues in 1997 to $8.9 billion or 8.2% of all travel revenues by the year 2002. Forrester Research on the other hand reports that travel revenues on-line were $276 million in 1997 and are expected to exceed $1.5 billion by the year 2000.

In a recent poll, between 65% and 75% of those using the Internet said that they would consider making a purchase on-line, especially hotel reservations or airline tickets. Of users who have already made purchases vial the Internet, 5% have purchased travel services. Today however, eStats estimates that travel accounts for 24% of all on-line revenues.

               PROJECTED ONLINE SHOPPING REVENUE BY CATEGORY, 1998-2000
                                       1998         1999          2000
                                      ------       ------        ------
               COMPUTER PROD.         $  701       $1,228        $2,105
               TRAVEL                    672          961         1,579
               ENTERTAINMENT             420          733         1,250
               APPAREL                   163          234           322
               GIFTS & FLOWERS           222          386           658
               FOOD & DRINK              149          227           336
               OTHER                     144          221           329
               TOTAL                  $2,371       $3,990        $6,579


------------------
Source:  Forrester Research


C.       APEX CANADIAN HOLIDAYS LTD.

Apex is a Canadian private company, incorporated on October 24, 1996, with principal offices in British Columbia, Canada. The management and staff of Apex have over 25 years of combined hospitality industry experience. Apex specializes in the sale of hotel rooms (retail and wholesale) and land tour packages primarily in the Asian and North American markets.

Apex also has a website at WWW.APEXHOLIDAYS.COM that will become the portal for users of the Company's services. The website will undergo a design upgrade in order to meet the Company's objectives. LYNX Internet and Marketing of Vancouver, BC., Canada, will be responsible for the website upgrade as well as management of the site.

Apex's sales for the fiscal year ending February 28, 1998 were adversely affected by a key employee leaving the company while its sales for the fiscal year ending February 28, 1999 were adversely effected by the Asian crisis, however, the Company's management believes that the sales will improve in the current fiscal year to more traditional levels as Apex has already seen an increase in revenue for the first few months of this current year.

Apex's Financial Summary from operations (in Canadian dollars):

                        UNAUDITED     AUDITED       UNAUDITED     UNAUDITED      UNAUDITED
                         3/1/99-       1999           1998          1997            1996
                         6/30/99     FISCAL YR      FISCAL YR     FISCAL YR      FISCAL YR
Sales                   $379,272      $712,191       $829,128     $1,124,618     $1,129,696
Gross Margin              41,804        86,350         97,604        113,476        109,898
Net Income/                5,814        (3,107)       (19,626)          (388)       (12,815)
Loss)


The Company plans to use proprietary internet software that it is currently developing to independently enhance Apex's existing web site with plans to eventually create a virtual "shopping centre" of travel products. Eventually, the Company anticipates being able to expand its website content to include properties in Europe, Australia and South America.

By acquiring Apex, an established travel hotel and land tour service company, the Company has acquired an established client base. The acquisition of Apex will also give the Company access to management personnel with expertise and experience in the travel related business. Apex already has established infrastructures, such as hotel contracts, that will give the Company an immediate ability to offer properties to website users.


KEY PERSONNEL OF APEX

YEH LOH, MANAGER OF APEX

Ms. Loh has been a travel consultant and tour coordinator since 1987. She specializes in designing tour products and negotiating rates with suppliers and wholesalers. Ms. Loh has traveled extensively and lived in Asia and Canada, and has a strong, first-hand knowledge of the Asia Pacific travel markets. Ms. Loh is trilingual, speaking English, Chinese, and Malay.

MARY S.Y. JIE, TRAVEL CONSULTANT FOR APEX

Ms. Jie has been a travel consultant and tour coordinator since 1994. She specializes in client bookings, and reconfirmation's. Ms. Jie has lived in Hong Kong, Australia and Canada and has a strong, first-hand knowledge of the Asia Pacific travel markets. Ms. Jie is bilingual, speaking both English and Cantonese.

LYNX INTERNET AND MARKETING.

Zstar has entered into an agreement with LYNX Internet & Marketing ("LYNX") of Vancouver, British Columbia, Canada, a local Internet service provider and website designer to develop a website that will meet the Company's business objectives. In addition, LYNX will be responsible for the management of the website and will provide office and hardware server space, and use of its CO-3 communication line (currently more efficient/faster than ISDN lines). Subsequent to the consummation of its acquisition of Apex, the Company will move to larger facilities, if necessary, so that it can retain the
flexibility necessary to upgrade to the most current technology.   The
agreement provides for an operations site, service and partial equipment access for $1,000 per month. The Company has determined that this agreement is sufficient for its first 12-18 months of business activity.

OPERATIONS

With the acquisition of Apex, the Company now has a fully functional travel and hospitality related company. The employees of Apex are expected to be primarily involved in customer service, confirming bookings with hotels and sales/negotiations with hotel properties.

The Company's management presently anticipates that, if and when the Company's website becomes fully operational, the Company will require additional employees. Specifically:

     -    One employee in accounting

     -    One employee in administration

     -    One employee in Information Systems

     -    Two employees in Marketing/Sales

The Company is not subject to any collective bargaining agreement. It is anticipated that the Company's employees will be covered by an employee stock option plan; however, at this stage, the terms of such a plan have not been determined.

Although the primary contact with the Company will be via its website, a toll-free telephone number will also be made available in the event that clients need immediate customer service. The Company plans to develop a marketing strategy for its services using trade shows, trade press and strategic advertising on internet browsers such as Yahoo or Lycos.

Technology and management information systems work is expected to be provided on an outsourced basis by LYNX. It is the Company's intention that LYNX will maintain the Company's server capabilities and software programs so that the Company and its clients experience minimal downtime.

The Company expects to have a small, in-house accounting staff to handle collections, payables and bookkeeping duties. The Company also expects to have virtually no receivables because of the nature of its business transactions. Payments will be received from clients as cash (bank drafts) or credit card charges and the Company will be responsible for remitting payments to the relevant hotel a net of commissions. If a client chooses to pay the hotel directly, the hotel will remit the commission to the Company. The Company may, from time to time, choose to engage independent consultants who have expertise in the internet-related travel business, and in other forms of e-commerce.

The Company anticipates that it will voluntarily file periodic reports as required by the Securities and Exchange Act of 1934 (the "1934 Act"), even if its statutory obligation to file such reports is suspended thereunder.

The Company may, from time to time, choose to engage independent consultant's who have expertise in the internet-related travel business, and in other forms of e-commerce.

D.   PRODUCTS AND SERVICES

The Company does not expect to be dependent on any suppliers for any essential raw material, energy or other items. The Company does not have any existing supply contracts (except with LYNX).

The Company will offer customized hotel packages at discount prices through an Internet website. Internet visitors will be able to arrange and book their own hotel rooms conveniently and securely over the Company's website. Asian and North American properties will be featured ranging from urban locations to vacation settings. The Company anticipates that strategic partnerships will expand its product offerings so that airfares, land tours, car rentals and other travel arrangements may be booked through web site links offered at the site.

The Company plans to be unique in three ways:

     (i) it will represent smaller, independent hotels such as bed and breakfast inns or specialty properties that are unlikely to be affiliated with any central reservations systems or large chains. This will enable the target hotels to get greater exposure, in a cost-effective manner. The Company will earn revenues on a commission basis and through the sale of advertising on its site. Other hotel websites usually charge their listing hotels a listing or participation fee.

     (ii) the Company will offer hotel rooms at discounted prices to retail customers and wholesale rates to travel agencies. Travelers who book through traditional means such as a retail travel agency, toll-free number or travel website generally pay "rack" or retail prices for their hotel rooms. It is envisaged that travelers who book directly through the Company's service will receive hotel rates that are approximately 30% lower than regular retail rates. Travel agencies will receive wholesale rates that will be at a discount to the retail rate. Travel agents will have access to the Company's site via a password which will allow them access to the wholesale rates available to "trade" clientele.

     (iii) the Company's product will be customized. Various travel agencies and tour companies offer hotel and tour packages. As the Company's system expands, it will be able to target users with offerings designed especially with their preferences in mind.

Users will simply access the Company's site and browse through it using a dedicated search engine. Booking hotel rooms will be very simple, allowing the client to specify a number of criteria including destination, price range, number of nights, number of people and so on.

PRODUCT DELIVERY

Clients accessing the Company's website and making bookings will do so by credit card or by special account number/password. The Company will require approximately 48 hours to confirm the reservation with the hotel. When the reservation is made, the Company will send the client a confirmation via e-mail and will charge the credit card. A voucher for the hotel reservation will also be sent to the client via mail or courier.

SUPPLIERS & ADVERTISERS

The Company intends to enter into agreements with both hotels and with hotel re-sellers to list their properties in return for commissions on rooms sold.

The Company will sell banner advertising and links to sites that offer complementary products or services. For example, airlines, tour companies and car rental agencies would be potential advertising clients.

FUTURE PRODUCT LINE ADDITIONS

Products will be added based primarily on what is being sought by the Company's website users. This will be determined through information gathered through on-line questionnaires.

The Company anticipates that it will add other key travel products such as land tour packages and car rentals on a graduated basis. "Accessory" products such as travelers checks, insurance, cameras, etc., may also be added as either direct sale items or links through other web sites offering such items for sale.

TECHNOLOGY

Users of the Company's service will be able to log on to the Company's website, browse hotel properties, make inquiries as to room availability and book their own reservations.

The Company proposes to design its service using existing internet software and hardware technologies. An integrated hardware and software system will be strategically designed to provide an efficient, secure service for users.

COMPETITIVE ADVANTAGES

It is anticipated that the Company will possess three distinct competitive advantages:

     (i) LOW COST: The Company proposes to design and maintain an interactive and integrated website capable of providing information on an extensive list of smaller, independent hotels. The estimated cost to create the site is $5,000, and another $1,000 per month will be required to maintain the site.

            The hotels represented by the Company will pay a commission on bookings. Commission rates vary between 8% and 10%. Traditionally, hotels have relied on sales calls, trade shows and print materials such as brochures and directories to promote their properties. Print materials are costly, become outdated quickly and have a high cost of distribution. A website may be updated with photos and text in a very timely and cost effective manner. Special limited time promotions, for example, may be featured and conveyed to a much wider potential audience than print media. A website may also feature downloadable multimedia presentations, which can be a strong sales tool for a hotel property.

     (ii) CUSTOMER FOCUS: A numbers of travelers prefer the intimacy and uniqueness of smaller hotel properties. The Company will target this customer base. Users who visit the site will be asked questions relating to their travel needs and preferences. The Company will process this information and, based on an understanding of its users needs will select the right hotels for presentation and selection.

     (iii) PRODUCT LEADERSHIP: As the Company's site evolves, it will provide destination information relating to the city, region, climate, visa requirements, points of interest, etc.. The Company will also have directions to get to a particular property as well as products useful for the trip, such as traveler's checks and insurance.

REVENUE PROJECTIONS

It is envisaged that the Company will earn revenues in the form of commissions and advertising fees. It is anticipated that hotels will remit to the Company commissions ranging between 8% and 10% for rooms booked through the Company's website. In addition, banner advertising and website links are projected to generate revenues of $1.6 million per year by the 5th year of the Company's operations. Operating costs, including staff, technology, maintenance and selling and administrative are expected to be $1.0 million by Year 5. Initial capital raised in the amount of $241,000 is being used to develop software, working capital, and capital assets.

BUSINESS OBJECTIVES USING THE INTERNET

- Use the internet as an improvement to the current business communications environment, and as an adjunct to the Company's advertising and marketing strategy, or part of an on-line sales effort.

-    Increase corporate name recognition in a low-cost manner.

-    To survey, and to be in regular communications with, customers.

-    To sell the Company's product globally.

- The Company's target customer profile fits the demographics of the internet user community.

- To match the Company's communications network to the internet communications environment.

E.   MARKETING STRATEGY

As an Internet-based service, the Company will have a presence on the World Wide Web. Key to the Company's success will be the strategic use of Internet links and keywords. Its strongest product feature will be that hotel rooms will be sold at very competitive prices pursuant to pre-existing contracts that the Company will have with individual hotels. The key to the successful marketing of the service will be strategic use of the Internet itself as a marketing tool. The Company plans to develop an effective marketing strategy that includes registering with key search engines such as Yahoo and Alta Vista. The Company may also choose to advertise on various internet portals.

The Company's services will also be outlined in various print materials including brochures and inserts to be included in a variety of mail-outs such as credit car bills or frequent flyer statements.

During the Company's initial marketing phase in Canada, United States and Europe, local press will be targeted with press releases. Advertising will be purchased in key publications such as Conde Nast Traveler, Destinations, various in-flight magazines and local newspaper travel sections.

The Company will also participate in travel trade shows and new product forums that feature travel or Internet-based products.

TARGET SEGMENTS

The Company's target market segment is both travelers and travel agents with access to the Internet and likelihood to participate in e-commerce. As nearly as can be determined from independent studies, this could be as many as 100 million potential users by the year 2002.

Further, the Company intends to target travelers who are interested in smaller, more intimate or more unique hotel properties than can be typically found through other Internet sites. Demographic studies show that a growing number of travelers are seeking the unusual or out-of-the-ordinary when they make travel arrangements.

COMPETITION

There are a number of web sites currently providing hotel reservations via the Internet. The Company's research shows that all of them provide rooms at retail or 'rack' rates. Some of the Web sites charge a listing fee for hotels plus a regularly monthly participation fee. Others are affiliated with international central reservations systems and participating hotels are also part of those systems. Set forth below are the websites that the Company's management foresees will be in direct competition with the Company.

TRAVELOCITY (WWW.TRAVELOCITY.COM) Travelocity is owned by SABRE Interactive and represents 32,000 hotels. Users must log on and register every time they visit the site.

ALL THE HOTELS ON THE WEB (WWW.ALL-HOTELS.COM) This site offers links to over 10,000 hotels with sites on the World Wide Web. It is a directory of hotel websites organized by region. The site does not have any affiliation with any of the hotels it lists.

THE HOTEL GUIDE (WWW.HOTELGUIDE.COM) This site offers 60,000 hotels worldwide and only offers direct booking on-line for a few. Users can generate a form that can be printed out and faxed to the hotel of choice.

TRAVEL WEB (WWW.TRAVELWEB.COM) The Travel Web has access to 9,000 hotels in 125 countries. The site is published by PEGASUS systems Inc. that is in turn owned by 15 of the world's largest hotel and travel companies. This site offers hotels, airline and car reservations. In 1996, it sold over $5 million in hotel rooms and since then, their on-line hotel revenues have increased by 40% per month. Sales have been made to users in more than 60 countries and are today estimated to be one million dollars per month.

INTERNET TRAVEL NETWORK (WWW.ITN.NET)

This site has more than 2.5 million registered users, double what it had one year ago. Its overall revenues have increased by 500% since last year. Users access airlines, hotels and car reservations via ITN's public and partner sites. ITN accesses multiple central reservations systems to offer its services.

THIRD PARTY INTERNET SERVICE PROVIDER (ISP)

The Company will enter into an agreement with its chosen ISP that will clearly outline the terms and conditions of service.

The contract will specify the level of performance to be delivered by the ISP to ensure that the Company's clients are not met with busy signals or "downed" systems. The Company and the ISP will outline the amount of "uptime" and acceptable "downtime" that can be expected. The Company will require that there is limited downtime so as to prevent lost sales opportunities.

The Company's chosen ISP will provide secure communications with adequate firewalls so that the Company's clients may be assured of secured reservations and transmission of credit card information over the Internet.

F.   MARKETING

The Company recognizes that its success will depend on how well it structures its Internet based advertising and marketing strategy. The physical location of the Company in an electronic environment is not the determining factor but rather creating links and paths from search engines and other sites to allow as many potential clients as possible to access the Company's site. The Company's management is aware that most people find Internet sites primarily through recommendations, electronic directories, magazines or journals and Usenet groups and will develop a strategy to get its site name recognition through each method.

The Company may also become involved in Usenet discussion groups in specialty subjects such as "travel", "travel, Asia" and so on to generate leads for targeted advertising and promotion.

E-mail mailing lists with target demographics may currently be purchased, just like traditional mailing lists. In addition, many demographic groups are already organized around discussion groups. The Company may register its website with the various informal directories on the Internet.

CORPORATE PRESENCE

The Internet is a means by which the Company can gain market presence and increase consumer awareness of its products. The Company can also use its Internet presence as a unique tool to attract hotel properties and to have them offer their products through the

Company's website. Having a presence on the Internet will allow the Company to be associated with new areas of technology and to be a leading edge travel service provider.

ADVERTISING ON INTERNET ON-RAMPS

In many cases, internet portals provide a welcome screen that supports advertising. The Company will investigate opportunities to advertise with such operators.

DIRECTORIES

The Company will register its domain name with as many electronic directories as possible such as Yahoo and Alta Vista, and will regularly update all links.

ADVERTISING

The Internet can be used for advertising in a manner similar to print. Internet advertising may also be used as an enhancement to the Company's business cards, letterhead and brochures. The Company's Internet address included in a brochure or trade magazine advertisement for example, provides potential clients with the ability to access additional information that is more detailed and potentially more current than the print medium.

USENET NEWSGROUPS

A Usenet newsgroup is an ideal way to find out who is interested in the Company's type of products and services. The Company plans to regularly participate in ongoing discussions in order to build its credibility and goodwill. When appropriate, the Company will provide select announcements to well-matched newsgroups, for example announcing the addition of new hotel properties in a particular country of interest. The Company may also set up its own newsgroup where users can get useful information about a particular subject area on which the Company is focusing, for example "travel, Asia, Bali".

E-MAIL LISTS AND SERVICES

E-mails lists are the electronic equivalent of the more traditional direct mailing lists.

To build or obtain e-mailing lists, the Company may monitor newsgroups that are likely to attract the types of people likely to be interested in its products, then collect the addresses of participants in order to create a mailing list.

The Company could also purchase an e-mailing list from a reputable broker and use this for direct customer solicitations.

In addition, the Company proposes to get customers to sign up voluntarily. A check-box on the Company's website could get visitors to the site the opportunity to sign on to the Company's e-mailing list.

CUSTOMER SERVICE & SALES SUPPORT

The Internet offers the ability to provide customer support 24 hours a day, seven days a week. The Company will provide an e-mail address for clients that will direct requests or queries to service personnel.

Sales support can be implemented using varying degrees of automation or personnel-based approaches. For example, clients could send a reservation request to the Company's e-mail server, which would automatically send back an acknowledgment of receipt response.

A potential side benefit of a customer support e-mail address is that it may be used to entice clients to sign up for an e-mail mailing list for new products and follow-up surveys. This will allow the Company to take an active marketing role for special promotions, new products and so on.

ONE-ON-ONE CUSTOMER COMMUNICATIONS

The Internet provides a great opportunity for the Company to interact one-on-one with its client base via e-mail.

E-mail allows the Company, its clients and its hotel properties to interact over distance and without worry about time zones or office hours. No party is bound by the physical location of the other and e-mail allows business to be transacted without the nuisance of "telephone tag" situations.

E-mail can also lead to savings for the Company in terms of reduced clerical support and mailing costs.

CLIENT RESERVATION TRACKING

Clients like to be kept informed of, and in the case of requesting a hotel booking, would like to know, the status of their reservations. The Company will have the ability to instantly satisfy this need through the use of various Internet tools.

The Company will keep an order's status readily available on its computer system and by implementing an Internet-based client reservation tracking system, will be able to reduce overhead by reducing the number of personnel required to staff customer service lines. A good example of this type of service is Federal Express' website that allows customers to track the progress of their package by entering their waybill number.

THE COMPANY'S ONLINE CATALOGUE

The Company intends to offer its clients a virtual catalogue of hotel properties and related travel products.

Using material provided by its roster of hotels, the Company will create on-line, interactive, multimedia presentations which may include color photos, animations, digital movies and music in order to give clients the most thorough view of their hotel choices possible. Clients will be able to view guestrooms, lobbies, and amenities as well as take short "sightseeing" trips to local attractions. This multimedia experience will help give clients the most information possible to make their booking decisions easier and more pleasurable.

The value of an electronic catalogue is the convenience to customers of being able to access it almost immediately rather than waiting for a copy to arrive by mail. The Company's catalogue will also be available in a downloadable format so that clients can view it off-line. Online ordering capabilities will be built in to the catalogue. Moreover, the content of the Company's electronic catalogue can be easily kept up to date.

USING FTP AND ELECTRONIC INFOMERCIALS

The Company may also provide product and service details using FTP (file transfer protocol). A potential client could download an infomercial from the Company's FTP site.

Some other ways that the Company could generate advertising for its site include:

-    having trade or other publications review the site

-    write articles about the site for submission to various publications

-    contact trade directories to list the site

BUSINESS RELATIONSHIPS

The Company will seek to create partnerships with companies that may have some synergy with the Company's business in order to cross-post each other's site address. The Company's sales and marketing personnel will actively work to develop inter-corporate relationships and spot new opportunities.

G.   PROPRIETARY INFORMATION

To-date, the Company has made no cash expenditure on research and development. The Company has not yet commenced operations and is not dependent on any proprietary information and/or licensing agreements. Competing technology enabling others to offer the same product and/or service as the Company already exists. This sector is relatively easy to enter with affordable start-up and operating costs.

The Company will not have any patents covering its products and there can be no assurance that the Company will be able to protect its proprietary rights thereto. In order to reduce the competitive forces, the Company intends to enter into long-term service contracts with its business subscribers and strategic partners. The commercial success of the Company may also depend upon its products and services not infringing any intellectual property rights of others.

H.       REGULATIONS

To management knowledge, none of the Company's services are subject to material regulations. However, the operations of the Company may require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out its business plan.

ITEM 2.  MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

A.       MILESTONES

The Company is currently in its early stage of development, and expects to reach milestones more fully set forth below by entering into agreements with one or more investors or investor groups. The Company currently requires $260,000 in capital to commence commercial operations, which it proposes to raise from overseas financial institutions and/or wealthy individuals. There are currently no agreements or understandings with any person or entity with respect to the aforesaid private placement.

         COMPLETION
         ----------
         Complete Private Placement ($260,000)           Nov/31/99

         Technical Development                           Nov/31/99

         Recruitment of Participating Hotels             Dec/31/99

         Alpha Testing                                   Dec/31/99

         Staff Hiring and Training                       Dec/31/99

         Beta Test                                       March/31/00

         Implementation of Marketing Plan                Apr/29/00

         Begin Online sales                              May/30/00

         Develop Strategic Partnerships                  Sept/31/00


In the event the Company has not achieved certain milestones, or consummated a $260,000 financing by November 30, 1999, the Company will have (i) severe cash flow and liquidity problems, and (ii) may cease at that point to be a viable commercial entity. There can be no assurance that the Company will be able to consummate such financing before such date, or that even if such financing is consummated on or before such date, that the Company will not face liquidity problems or that each financing will be on economic and other terms acceptable to the Company.

Since its incorporation, the Company has successfully completed its first round of financing pursuant to which it has raised approximately $241,500. The Company proposes to complete its second round of financing, in the amount of $260,000 by November 30, 1999. In addition, Lynx Internet and Marketing has begun developing an internet shopping program for the Company's proposed website. It is anticipated that the program will be completed and tested by December 31, 1999.


To meet its immediate working capital requirements, the Company has secured a short-term loan in the amount of $100,000 from Halium Hangorzul, an existing shareholder of the Company. The loan is evidenced by an unsecured promissory note, (the "Note") dated August 17, 1999, which is payable by the Company on demand by the Lender (see Exhibit 99).

B.       FINANCING REQUIREMENTS

The Company requires a total equity investment of $500,000 to be made during the first 24 months of operations (of which $241,000 has already been raised). All proceeds raised will be used specifically for start-up costs, purchase of capital assets, marketing and for working capital.

        Phase I -            Start Up, Year 1
                             ----------------
                             Equipment and Start-Up Costs      $  35,000
                             Consulting                        $  40,000
                             Software Development              $  50,000
                             Marketing                         $  25,000
                             Working Capital                   $ 100,000
                                                               ---------
                                                               $ 250,000
                                                               ---------
        Phase II -           Full Operations, Year 2
                             -----------------------
                             Working Capital                   $ 250,000
                                                               ---------
        Total Requirements                                     $ 500,000
                                                               =========

XXXXXX

- The net proceeds from offerings that are not expended immediately may be deposited in interest or non-interest bearing accounts, or invested in government obligations, certificates of deposit, commercial paper, money market mutual funds or similar investments. The Company is currently not in arrears of the payment of dividends, interest, or principal payment on borrowing, nor is the Company in default on any debt covenants at the present time or during the most recently completed financial statements.

C.       WORKING CAPITAL REQUIREMENTS

The Company does not anticipate having any cash flow or liquidity problems over the next six months; however, in the event that the Company does not succeed in consummating the said private placement financing on or before November 30, 1999, the Company may be unable to operate and will have severe cash flow and liquidity problems which may force it to immediately cease conducting business.


The Company is not in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. The Company is not subject to any unsatisfied judgments, liens or settlement obligations.

XXX

The following table sets forth selected financial information with respect to the Company for the periods indicated. The data is derived from financial statements prepared in accordance with U.S. and Canadian generally accepted accounting principles. There are no significant differences between Canadian and U.S. accounting principles requiring adjustments to the financial statements of the Company (see PART F/S - accompanying notes to the financial statements). The selected financial data should be read in conjunction with "Management's Discussion and Analysis or Plan of Operation," and accompanying notes included elsewhere in this Filing.


                                     CONSOLIDATED             CONSOLIDATED                 PROFORMA
                                      UNAUDITED                  AUDITED                   UNAUDITED
  BALANCE SHEET (IN $US)         AS AT JUNE 30, 1999      AS AT FEBRUARY 28, 1999    AS AT FEBRUARY 28, 1999
  Cash                              $    62,980                 $    88,165              $    88,165
  Working Capital                   $   (39,653)                $   (33,076)             $   (33,076)
  Total Assets                      $   203,344                 $   205,169              $   190,305
  Shareholders' Equity              $    35,215                 $    44,861              $    29,997

  STATEMENT OF LOSS (IN $US)     FROM 3/1/99-6/30/99       FROM 6/17/98-2/28/99        FROM 3/1/98-2/28/99
  Revenue                           $   257,965                 $         0              $   474,794
  Expenses                          $    38,271                 $   188,639              $   255,709
  Net Loss for the Period           $    (9,646)                $  (188,639)             $  (198,143)

  NET LOSS PER COMMON SHARE         $    (0.001)                $    (0.018)             $    (0.019)
  Shares Outstanding                 10,550,000                  10,550,000               10,550,000

RISK FACTORS FORESEEN BY MANAGEMENT

a. SUCCESS OF BUSINESS - The Company may not be successful in its effort to further its Business. Even if the Company were to successfully meet the goals set forth in its business plan, that the aforesaid goals may not be achieved within the respective time-frames set forth therein. The limited extent of the Company's assets and the Company's stage of development as well as the Company's limited operating history make it subject to the risks associated with start-up companies.

b. MANAGEMENT - The Company's present management structure, although adequate for the early stage of its operations, will likely require to be significantly augmented as operations commence and expand. The ability of the Company to recruit and retain capable and effective individuals is unknown, although there are many such people within the industry worldwide. The Company's current officers have no prior experience in the internet industry. The loss of the services of its current officers, or the inability of the Company to attract, motivate and retain highly qualified executive personnel in the future, could, if and when the Company commences commercial operations, have a material adverse effect upon the Company's operations.

c. COMPETITION - The Company intends to enter into markets which are relatively new and are, therefore, difficult to predict in terms of the level of demand for the Company's product and services. In addition, such markets are or likely will be subject to intense competition from both private and public businesses nationally and/or around the world, many of whom have greater financial and technical resources than the Company. Such competition as well as any future competition may adversely affect the Company's success in the marketplace. There can be no assurance that the Company will be able to successfully compete therewith.

d. FINANCIAL ASSUMPTIONS - The Company will rely on internally prepared forecasted financial statements, which are predicated on certain assumptions, including assumptions of revenue and expense and the occurrence of certain future events, which in turn were based on management's considered assessment of prevailing conditions and management's best estimates of future events. Should, for example, product yields or prices deviate from the levels assumed in the internal forecasted statements, then the Company's projected revenue and profits will be adversely affected. Similarly, should the Company's actual costs exceed the assumed levels, then the impact on the Company's projected profits would likewise be adverse. In the final analysis, any return to an investor in the Company will in large part be determined by management's ability to execute the Company's plan as projected, and there can be no assurances provided of their success with respect thereto. There can be no assurances whatsoever as to the future financial performance of the Company. They are based upon current information and certain extrinsic factors, some of which are beyond the control of the Company, and/or subject to various assumptions, such as the Company's ability to obtain additional financing and its ability to implement its plan.

e. ABSENCE OF OPERATING HISTORY - The Company was incorporated on June 17, 1998 and has yet to commence operations. To date, the Company has attempted to raise capital to fund the implementation of the initial goals. The Company has no revenues from operations, has yet to produce a profit and, has no significant assets. Failure to achieve projected rates of market penetration could significantly affect the Company's pattern of revenues and expenses, and accordingly future cash flow. Therefore, the Company's stockholders should be prepared to bear the economic risk of losing their entire investment.

f. PUBLIC MARKET - There is not now, and there may never be, a public market of any kind for the securities issued by the Company, including the Shares. There is no assurance that the price of the Shares in any market which may develop will be greater than the offering price. As a result of these factors, holders of the Company's Common Stock may not be able to liquidate their investment.

c. PENNY STOCK - The Company's securities may be deemed "penny stock" as defined in Rule 3a51-1 of the Securities and Exchange Act of 1934, as amended. Such a designation could have a material adverse effect on the development of the public market for shares of the Company's common stock or, if such a market develops, its continuation, since broker-dealers are required to personally determine whether an investment in such securities is suitable for customers prior to any solicitation of any offer to purchase these securities. Compliance with procedures relating to sale by broker-dealers of "penny stocks" may make it more difficult for purchasers of the Company's common stock to resell their shares to third parties or to otherwise dispose of such shares.

d. ABILITY TO RAISE ADDITIONAL CAPITAL - The Company may not be able to raise additional funds for expansion and/or growth; and, if not available, the investors may lose their entire investment. Additional financing may come in the form of securities offerings or from bank financing. If additional shares are issued to raise capital, existing shareholders will suffer a dilution of their stock ownership in the Company, however, the book value of their shares will not be diluted, provided additional shares are sold at a price greater than that paid by any of them. Management of the Company currently does not anticipate that subsequent Offerings will dilute the book value of its common stock. In the event the Company has not achieved certain milestones, or consummated a $260,000 financing by November 30, 1999, the Company will have (i) severe cash flow and liquidity problems, and (ii) may cease at that point to be a viable commercial entity.

e. INDEMNIFICATION OF OFFICERS - Pursuant to the Company's Articles of Incorporation, the Company's management is indemnified by the Company against liabilities for any act performed in their capacity as agents of the Company to the maximum extent permitted by Nevada law. Amounts paid in satisfaction of such indemnification obligations will increase the Company's expenses, and negatively impact its operating results.

f. POTENTIAL CONFLICTS OF INTEREST - There are various interrelationships between the officers and directors of the Company which create conflicts of interest that might be detrimental to the Company. The officers and directors will not be able to devote full time to the affairs of the Company as each has other business interests to which they devote some of their time.

g. NO FORESEEABLE DIVIDENDS - The Company does not anticipate paying dividends on its Common Stock in the foreseeable future but plans to retain earnings, if any, for the operation, growth and expansion of its business.

h. PERMITS AND LICENSES - The operations of the Company may require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out its plan.

i. INTELLECTUAL PROPERTY - The Company does not have any patents for its technology and there can be no assurance that the Company will be able to protect its proprietary rights from use by its competitors. The commercial success of the Company may also depend upon its products and services not infringing any intellectual property rights of others and upon no such claims of infringement being made.

n. CURRENCY FLUCTUATION - The Company's potential operations make it subject to foreign currency fluctuation and such fluctuation may adversely affect the Company's financial position and results. Management will undertake to hedge currency risks by negotiating its joint venture agreement cash receipts in U.S. dollars. There can be no assurance that steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and accordingly, the Company may suffer losses due to adverse foreign currency fluctuation. Such fluctuations may also influence future contribution margins.

o. CURRENT TECHNOLOGY - The technology necessary to create a service such as the one the Company will be offering exists today and is readily accessible, therefore, there would be ease of entry and exit for would-be competitors.

p. INTERNET - Use of the Internet by consumers is at a very early stage of development, and market acceptance of the Internet as a medium is subject to a high level of uncertainty. The Company expects to experience significant fluctuations in operating results in future periods due to a variety of factors, including, but not limited to, (i) market acceptance of the Internet as a medium for consumers, (ii) the Company's ability to create and deliver internet content in order to attract users to its websites to purchase its product and/or services, and to attract advertisers to its websites, (iii) there can be no assurance that the Company's content will be attractive to a sufficient number of users to generate significant revenues, (iv) intense competition from other providers of related content over the Internet, (v) delays or errors in the Company's ability to effect electronic commerce transactions, (vi) the Company's ability to upgrade and develop its systems and infrastructure in a timely and effective manner (vii) technical difficulties, system downtime or Internet brownouts, (viii) the Company's ability to attract customers at a steady rate and maintain customer satisfaction, (ix) seasonality of the industry, (x) seasonality of advertising sales, (xi) Company promotions and sales programs, (xii) the amount and timing of operating costs and capital expenditures relating to expansion of the Company's business, operations and infrastructure and the implementation of marketing programs, key agreements and strategic alliances,
(xiii) the level of returns experienced by the Company; and (xiv) general economic conditions and economic conditions specific to the Internet, on-line commerce industry.

q. RISK ASSOCIATED WITH THE YEAR 2000 - The Year 2000 issue is the result of computer programs written using two digits rather than four to define the applicable year. As a result, date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including, among others, a temporary inability to process transactions, send invoices or engage in similar normal business activities. Management believes that the Company does not have a material exposure to the Year 2000 issue with respect to its own information systems since its existing systems correctly define the Year 2000. The Company intends to conduct an analysis throughout its development stage to determine the extent to which its major suppliers' systems (insofar as they relate to the Company's business) are subject to the Year 2000 issue. The Company is currently unable to predict the extent to which the Year 2000 issue will affect its suppliers, or the extent to which it would be vulnerable to its suppliers' failure to remediate any Year 2000 issues on a timely basis. In particular, most of the purchases from the Company's Internet website will be made with credit cards and the Company's operations may be materially adversely affected to the extent its customers are unable to use their credit cards due to Year 2000 issues that are not rectified by their credit card providers.

r. TELECOMMUNICATION - The Company's services are dependent on the use of the Internet and telephone connections. Any interruptions, delays or capacity problems experienced on the Internet or with the telephone connection could adversely effect the ability of the Company to provide its services. The telecommunications industry is subject to regulatory control. Any amendments to current regulations could have a material adverse effect on the Company's business, results of operations and prospects. The Company's business is highly dependent on its computer and telecommunications systems for the operation and quality of its services. The temporary or permanent loss of all or a portion of either system, or significant replacement delays, for whatever reason, could have a materially adverse effect on the Company's business, financial condition and results of operations.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Filing, potential investors should keep in mind other possible risks that could be important.

RESULTS OF OPERATIONS AS AT FEBRUARY 28, 1999

a. REVENUES - The Company is a development stage enterprise that has earned no revenue since its inception. The Company believes that future revenues will result largely from the sale of hotel bookings, advertising space on the Company's website, and related sponsorship programs.

b. COST OF REVENUE - Since its inception, the Company has incurred no costs of revenues. The Company expects that future cost of revenues will consist of payments to third parties including, resellers of hotel rooms, internet service providers, artists, royalty payments, and profit participation payable to strategic alliance partners and others.

c. PRODUCT DEVELOPMENT EXPENSES - Product development expenses consist principally of website and other software engineering, graphic design, certain non-recoverable advances to artists, artist relations, telecommunications charges, and the cost of computer operations, including related salaries, rent and depreciation, that support the Company's business.

d. SALES AND MARKETING EXPENSES - Since its inception, the Company has incurred no sales and marketing costs. The Company expects that future costs will consist primarily of costs associated with the Company's various strategic alliances, external advertising, promotion, trade show, advertising sales and personnel expenses associated with marketing of the Company's website.


e. GENERAL AND ADMINISTRATIVE EXPENSES - General and administrative expenses currently consist of management consulting fees, accounting, legal and expenditures for applicable overhead costs. The Company expects general and administrative expenses to continue to increase in absolute dollars as the Company expands its staff and incurs additional costs related to the growth of its business.

XXX

f. LACK OF COMMITMENTS AND ORDERS - There are currently no commitments for any of the Company's products or services.

RESULTS OF OPERATIONS FROM MARCH 1, 1999 TO JUNE 30, 1999

The Company recorded revenues of $257,965 primarily from the sale of non-internet hotel bookings. The Company believes that the majority of the Company's future revenues will result from the sale of hotel bookings and advertising space on the Company's website.


Cost of Revenue, mainly to third parties, from resale of hotel rooms amounted to $229,340 or 89% of revenues.


Operating Expenses amounted to $26,195 or 10% of revenues. The Company expects that future costs will consist primarily of costs associated with the Company's various strategic alliances, external advertising, promotion, trade show, advertising sales and personnel expenses associated with marketing of the Company's website.


Corporate Expenses, consisting mainly of management, consulting and legal fees, amounted to $12,076 of 5% of revenues. The Company expects expenses to continue to increase as the Company expands its staff and incurs additional costs related to the growth of its business.


The Company reported a loss of $9,646 or 4% of revenue, however, the Company reported income from operations of $2,430 or 1% of revenues

ITEM 3.  DESCRIPTION OF PROPERTY

The Company's corporate offices are provided by Joist Management Limited on a rent free basis, however, Apex operates from its leased facility on a month-to-month basis which it rents for approximately $494 per month. Management believes that this space will meet the Company's needs for the foreseeable future. The Company plans to move to different facilities as its customer base expands and it upgrades equipment.


The Company has no investments in real estate, securities, or other forms of property other than that disclosed in the Company's consolidated financial statements (see Part F/S).

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's issued and outstanding shares of Common Stock as of April 30, 1999 by (i) each person known to the Company beneficially to own 5% or more of the shares of its Common Stock, (ii) each of the Company's directors, (iii) each of the Company's executive officers named in the tables below, and (iv) all directors and officers as a group. The persons named in the tables below have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable.


                                              NUMBER OF SHARES
SECURITY OWNERSHIP OF DIRECTORS                 BENEFICIALLY           TITLE OF              PERCENT OF CLASS
    AND EXECUTIVE OFFICERS                          OWNED                CLASS              BENEFICIALLY OWNED
-------------------------------               ----------------         --------             ------------------
      CHUI KEUNG HO                               500,000                  Common                   4.74%
  30/F SOUTHORN CENTRE,
      HENNESSY ROAD,
   WAN CHAI, HONG KONG;
    PH (852) 2952-9988
Chief Executive Officer,
President and Sole Director

All Directors and Officers as Group (2)           500,000                  Common                   4.74%


- None of the Officer and Directors as a group are holders of any options, warrants, right conversion privileges or similar items. The Company's management anticipates that an employee stock option plan will be put in place after the Company is successful in consummating its next round of financing.

- The Company has not granted any options, warrants, rights or conversion privileges. The Company is unaware of any voting trust or similar agreement among its shareholders.

- Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to stock options and warrants currently exercisable or exercisable within 60 days are deemed to be outstanding for calculating the percentage ownership of the person holding such options and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for calculating the percentage of any other person. The persons named in the table have sole voting and investment power with respect to all shares of capital stock shown beneficially owned by them.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Pursuant to the Company's Bylaws, each officer and director will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of the Company serve at the will of the Board of Directors. There is no family relationship between any executive officer and director of the Company.

The principal Executive Officers and Directors of the Company and of Apex are as follows:

                                   DIRECTOR
     NAME        AGE              AND OFFICER                      TERM(S)
     ----        ---              -----------                      -------
 Chui Keung Ho    39    Chief Executive Officer,  President     Since June 1998
                        and Director

 Shelley James    39    Treasurer, Secretary, Chief Financial   Since June 1998
                        Officer and Director

 Yeh Loh          35    Manager (Apex)                          Since 1997

CHUI KEUNG HO, a businessman, age 39, is the Chief Executive Officer, President and a Director of the Company. For the last 10 years Mr. Ho has been involved in strategic planning, start-up operations and business management for Practical Brand Plastic Moulding Ltd., a Hong Kong company and Okane International Enterprises, Inc. , a Nevada corporation. Mr. Ho has extensive knowledge in manufacturing and importing/exporting businesses in Hong Kong and China.

SHELLEY JAMES, a businesswoman, age 39, is the Chief Financial Officer, Secretary/Treasurer and a Director of the Company. Miss James has a background in business administration and marketing and for the past 15 years has been involved in marketing management, strategic planning and corporate administration for small and medium-sized private and public companies. For example: International Aqua Foods Ltd., 1995 to present (a multi-national fish farming company); Business consultation, 1994 to 1995 (professional business consultation); Nelson Juvenile Product Inc., 1988 to 1994 (multi-national import and export company); Kazari International Inc., 1998
(a start-up internet company).   Miss James received a Diploma of Technology
from the BC Institute of Technology in 1985 and a Masters of Business Administration from Simon Fraser University, British Columbia, Canada, in 1994.

YEH LOH, a travel industry professional, age 35, has been a travel consultant and tour coordinator since 1987. She specializes in designing tour products and negotiating rates with suppliers and wholesalers. Ms. Loh has traveled extensively and lived in Asia and Canada, and has a strong, first-hand knowledge of the Asia Pacific travel markets. Ms. Loh is tri bilingual, speaking English, Chinese and Malay.

- The Company intends to put in place at the corporate level an experienced management and technical/operational team capable of meeting the needs of the organization as it grows and develops, and of implementing the various aspects of the plan discussed herein.

- None of the Company's current Officers or Directors have ever worked for or managed any other operational company in the same business or industry as the Company or in a related business or industry, however, Ms. Loh, who is the Manager of Apex has had travel industry experience.

- The Directors and Officers of the Company's management are associated with other firms involved in a range of business activities. Consequently, there are potential inherent conflicts of interest in their acting as Officers and Directors of the Company.

- The Officers and Directors of the Company are now and may in the future become shareholders, Officers or Directors of other companies which may be formed for the purpose of engaging in business activities similar to those conducted by the Company. Accordingly, additional direct conflicts of interest may arise in the future with respect to such individuals acting on behalf of the Company or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individuals in the performance of their duties or otherwise. The Company does not currently have a right of first refusal pertaining to opportunities that come to the Directors and Officers attention insofar as such opportunities may relate to the Company's proposed business operations.

- The Officers and Directors are, so long as they are Officers or Directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to, the Company. A breach of this requirement will be a breach of the fiduciary duties of the Officer or Director. If the Company or the companies in which the Officers and Directors are affiliated with both desire to take advantage of an opportunity, then said Officers and Directors would abstain from negotiating and voting upon the opportunity. However, all Directors may still individually take advantage of opportunities if the Company should decline to do so. Except as set forth herein, the Company has not adopted any other conflict of interest policy with respect to such transactions.

- Management of the Company is uncertain whether the non-management shareholders will exercise their voting rights to continue to elect the current director(s) to the Company's board.

- Although corporate policy does not prohibit such a transaction, there is no present potential that the Company may acquire or merge with a business or company in which the Company's promoters, management or their respective affiliates or associates directly or indirectly have an ownership interest.

- Any remedy available under Nevada corporate law if management's fiduciary duties are compromised, will most likely be prohibitively expensive and time consuming to pursue.

- The Company has been in discussions with Onyx Trading Corporation, a broker-dealer with offices in Seattle, Washington, to act as a market maker for the Company's securities. Additional discussions between the parties will be required to finalize any market making relationship, however, such discussions will take place only after this Registration Statement is declared effective.

- Mr. Ho anticipates that he will devote approximately 30% of his available time to the affairs of the Company; Ms. James anticipates that she will devote approximately 20% of her time to the affairs of the Company; and, Ms. Loh will be devoting all of her available time to the affairs of Apex.

ITEM 6.  EXECUTIVE COMPENSATION

The following table sets forth the total compensation for the Manager of Apex. None of Apex's other employees have compensation package exceeding that of Ms. Loh.

                       SUMMARY COMPENSATION TABLE (APEX)

         NAME AND
        PRINCIPAL                                     SALARY(S)               OTHER ANNUAL             UNDERLYING
         POSITION                 YEAR           ANNUAL COMPENSATION          COMPENSATION              OPTIONS (#)
        ----------                ----           -------------------          ------------             ------------
         Yeh Loh                  1998                   $18,000                   -0-                      -0-
         Manager

- As of to-date the Company has no compensation, incentive stock option and/or bonus plans for its Directors and/or Officers. However, the Company intends to develop and implement such programs in the future.

- As of the date of this report no Officer or Director of the Company is compensated directly by the Company. The Company did not pay any bonuses, or grant any stock awards, options or stock appreciation rights, or pay any other form of compensation or perquisites for its fiscal year ending February 28, 1999. It is anticipated that, if and when the $260,000 financing is consummated (anticipated to be on or before November 30, 1999), the Company will commence paying industry-standard salaries to all of its Officers.

- The Company is not a party to any employment or consulting agreements between the Company and any Executive Officers. The Company presently anticipates that, at some point after the consummation of the $260,000 financing, if and when this occurs, the Company will enter into an employment agreement with it Executive Officers.

- It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. In the event the Company consummates a transaction with any entity referred by associates of management, such associate may be compensated for his or her referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of common stock issued by the Company as part of the terms of the proposed transaction, or will be in the form of cash consideration. The amount of such finder's fee will be negotiated on an "arm's length" basis between the respective parties. Any such arrangement is expected to be comparable to consideration normally paid in like transactions. No member of management of the Company will receive any finder's fee, either directly or indirectly, as a result of their respective efforts to implement the Company's business objectives outlined in this Filing.

None of the Directors or Executive Officers of the Company or any associates or affiliates of the Company, are or have been indebted to the Company at any time.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

COMPANY'S FOUNDERS

In June 1998, the Company issued 500,000 shares of Common Stock to the Founder, Chui Keung Ho, President of the Company, for aggregate proceeds of $500. The stock issuance was approved by the written consent of the Directors of the Company on June 17, 1998.

As of the date of this filing, there are no directors, officers, key personnel or principal stockholders related by blood or marriage.

FUTURE TRANSACTIONS

It is also contemplated that the Company may in the future enter into transactions with management, directors and affiliates which, even though may involve conflicts of interest, shall have been deemed to be fair and equitable transactions in the best interest of the Company. There are currently no present plans, proposals, arrangements or understandings, nor have the Company's officers, directors, their affiliates or associates had any preliminary contact or discussions, with any representatives of the owners of any business or company regarding the possibility of an acquisition or merger transaction.

In the event that the Company is involved in a merger transaction, it will seek shareholder approval, and will provide its shareholders with complete disclosure documentation, including audited financial statements, prior to consummating such transaction.

ITEM 8.  DESCRIPTION OF SECURITIES

The Company's authorized capital stock consists of 30,000,000 shares of Common Stock, of which 10,550,000 were issued and outstanding as of August 18, 1999.

The holders of Common Stock (i) have equal ratable rights to dividends, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to vote at all meetings of shareholders; (iii) to share ratably in all of the assets of the Company available for distribution or winding up of the affairs of the Company; (iv) do not have preemptive subscription or conversion rights, and there are no redemption or sinking fund applicable thereto; and (v) are entitled to one non-cumulative vote per share, on all matters which shareholders may vote on at all meetings of shareholders. Since the holders of shares of Common Stock do not have cumulative voting rights, the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors.

These securities carry NONE of the following:

-    Cumulative voting rights

-    Other special voting rights

-    Preemptive rights to purchase in new issues of shares

-    Preference as to dividends or interest

-    Restriction on the declaration or payment of dividends

-    Preference upon liquidation

-    Other special rights or preferences

-    Convertible provisions

-    Securities are notes or other types of debt securities


To-date there are no shares of Preferred Stock authorized and/or issued.

Apart from discussions with Onyx Trading Corporation as discussed herein, the Company has no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of the Company's securities.

TRANSFER AGENT

The transfer agent for the shares of Common Stock is Interwest Transfer Company, Inc., 1981 East Murray Holladay Road, Suite 100, Salt Lake City, Utah, 84117.

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

Presently, the Company's stock is not listed for sale on any exchange or trading medium. The Company intends to seek the listing of its Common Stock on the OTC Electronic Bulletin Board upon the effectiveness of this Filing. Until such time, there is no public market for the Company's Common Stock.

HOLDERS

There are currently 38 holders of the Company's Common Stock.

DIVIDENDS

THE COMPANY HAS NEVER DECLARED OR PAID DIVIDENDS ON THE COMMON STOCK. MOREOVER, THE COMPANY CURRENTLY INTENDS TO RETAIN ANY FUTURE EARNINGS FOR USE IN ITS BUSINESS AND, THEREFORE, DOES NOT ANTICIPATE PAYING ANY DIVIDENDS ON THE COMMON STOCK IN THE FORESEEABLE FUTURE.

RESALE RESTRICTIONS

The offering price of the Shares of Common Stock sold by the Company was arbitrarily determined by the management of the Company. The offering price does not bear any relationship to assets, book value, or earnings of the Company.

- No restrictions or limitations on resale are believed to apply to the securities issued, other than restrictions on resale which may apply under the securities or "Blue Sky" laws of certain states in which such resale may occur. f such restrictions.

- There are no independent bank or savings and loan association or other similar depository institution acting as escrow agent for proceeds escrowed until minimum proceeds are raised.

ITEM 2.   LEGAL PROCEEDINGS

The Company is not aware of any pending or threatened legal proceedings as of the date of this Filing. No federal, state or local governmental agency is presently contemplating any proceeding against the Company (5%). No director or executive officer or owner of record or beneficially of more than five percent (5%) of the Company's Common Stock is a party adverse to the Company or has a material interest adverse to the Company in any legal or quasi-legal proceeding. However, the Company may, from time to time, be subject to legal proceedings arising from its undertakings in the ordinary course of business.

There has been to date no petition under the Bankruptcy Act or any State insolvency law filed by or against the Company or its Officers, Directors or other key personnel.

Apart from statutory business licenses, the Company is unaware of any material permits or licenses that it will require in order to conduct its Business.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTING

There have been no changes in, or disagreements with, the Company's independent accountant. The Company's principal independent accountant has not resigned or been dismissed. During June 1998, the month of the Company's organization, Mike Bingham, Chartered Accountants, of Vancouver, British Columbia, Canada was engaged as the principal accountant to audit the Company's financial statements.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

- In June 1998, the Company issued 1,500,000 shares of its Common Shares to its initial shareholders for a cash consideration of $1,500.00 ($0.001 per share). In July 1998, the Company issued an additional 9,000,000 shares of its Common Stock for a cash consideration of $90,000 ($0.01 per share).

- Thereafter, in October 1998 the Company issued 50,000 common shares for a cash consideration of $150,000 ($3.00 per share).

As of August 18, 1999, 10,550,000 shares of the Company's Common Stock have been issued and sold pursuant to Rule 504 of Regulation D promulgated under the Securities Act of 1933, as amended. As permitted by Rule 504, certificates for these securities were issued without restrictive legends. However, 500,000 of these shares were purchased by Chui Keung Ho, one of the directors and officers of the Registrant and may only be publicly sold pursuant to Rule 144. The existing and the offered securities have been and are being offered and sold pursuant to the exemption available under Rule
504. Securities issued pursuant to Rule 504 are not "restricted securities" as such term is defined in Rule 144. Accordingly, with the exception of shares owned by "affiliates" (as such term is defined in Rule 144) of the Company, all of the Company's shares of Common Stock that will exist after the approval, if granted, of the Company's application to have its shares of Common Stock traded on the OTC Bulletin Board, may be resold in brokerage transactions without restriction. Shares owned by affiliates, which are restricted securities, are so restricted for at least an initial period of one year from the purchase thereof. Shares owned by affiliates may then be sold in brokerage transactions subject to the volume limitation requirements of Rule 144, which provides that persons owning control stock would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock, or (ii) the average weekly reported trading volume on all national securities exchanges, the NASDAQ National

Market, and the OTC Bulletin Board during the four calendar weeks preceding such sale. Any "free trading" and unrestricted shares which may be owned by "affiliates" of the issuer are likewise subject to the foregoing limitation on resale without regard to when they were acquired or how long they have been held. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company. If a substantial number of shares owned by the initial shareholders were sold in the market, the market price of the Common Stock would be adversely affected

There is not now, and there may never be, a public market of any kind for the securities issued by the Company.

To meet its immediate working capital requirements, the Company has secured a short-term loan in the amount of $100,000 from Halium Hangorzul, an existing shareholder of the Company. The loan is evidenced by an unsecured promissory note, (the "Note") dated August 17, 1999, which is payable by the Company on demand by the Lender.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

a. The Articles of Incorporation of the Registrant, together with its By-laws, provide that the Company shall indemnify its officers and directors, and may indemnify its other employees and agents, to the fullest extent permitted by applicable law.

b. Under certain circumstances, the laws of the State of Nevada permit, and in some cases require, corporations to indemnify officers, directors, agents and employees who have been a party to, or are threatened to be made a party to, litigation.

Under the Company's Articles of Incorporation, and as permitted by the laws of the State of Nevada, a director is not liable to the Company or its shareholders for damages for breach of fiduciary duty. Such limitation of liability does not affect liability for (i) acts or omissions not in good faith or which involve intentional misconduct, fraud, or a knowing violation of the law, (ii) any transaction from which the director directly or indirectly derived an improper personal benefit, (iii) the payment of any unlawful distribution, or (iv) violations of federal and state securities laws.

                                   PART F/S

(1)      AUDITED FINANCIAL STATEMENTS
CONTENTS:
-        Comments by Auditor for U.S. Readers on Canada-U.S. Reporting
         Difference
-        Auditor's Report
-        Consolidated Balance Sheet as at February 28, 1999
- Consolidated Statement of Loss and Deficit for the Period from June 17, 1998 to February 28, 1999
- Consolidated Statement of Cash Flow for the Period from June 17, 1998 to February 28, 1999
- Consolidated Statement of Shareholders' Equity for the Period from June 17, 1998 to February 28, 1999
-        Notes to Consolidated Financial Statements as at February 28, 1999
-        Consent of Independent Auditor


(2)      INTERIM UNAUDITED FINANCIAL STATEMENTS (PREPARED BY MANAGEMENT)
CONTENTS:
-        Notice to Reader
-        Interim Consolidated Balance Sheet as at June 30, 1999
- Interim Consolidated Statement of Loss and Deficit for the Period from March 1, 1999 to June 30, 1999
- Interim Consolidated Statement of Cash Flow for the Period from March 1, 1999 to June 30, 1999
- Interim Consolidated Statement of Shareholders' Equity for the Period from March 1, 1999 to June 30, 1999
-        Notes to Interim Consolidated Financial Statements as at June 30, 1999


(3)      UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS
CONTENTS:
-        Independent Auditor's Report
- Unaudited Consolidated Pro Forma Balance Sheet as at February 28, 1998 and February 28, 1999
- Unaudited Consolidated Pro Forma Statement of Operations for period March 1, 1997 to February 28, 1998 and March 1, 1998 to February 28, 1999
- Notes to Unaudited Consolidated Pro Forma Financial Statements as at February 28, 1999
-        Consent of Independent Auditor


The unaudited consolidated pro forma statements reflects the combined results of Zstar Enterprises, Inc. and Apex Canadian Holidays Ltd. as adjusted for elimination of intercompany accounts. There were no adjustments required to the pro forma statements. The pro forma financial information are based on the purchase method of accounting. The pro forma statements assume the acquisition occurred at the beginning of the periods presented in the statements.


The consolidated pro forma statements do not purport to be indicative of the financial positions and results of operations and cash flows which actually would have been obtained if the acquisition had occurred on the date indicated or the results which may be obtained in the future.

                          AUDITED FINANCIAL STATEMENTS


Michael Bingham C.A.
361 - 1275 West 6th Ave., Vancouver, B.C., V6H 1A6
Tel: (604) 734-5454  Fax (604) 738-7134



                      COMMENTS BY AUDITOR FOR U.S. READERS
                       ON CANADA-U.S. REPORTING DIFFERENCE


To the Shareholders,
ZStar Enterprises, Inc.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 10 to the financial statements of ZStar Enterprises, Inc. for the period from June 17, 1998 to February 28, 1999. My report to the shareholders dated June 7, 1999 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.



Vancouver, British Columbia                  /s/ Mike Bingham
June 7, 1999                                 Chartered Accountant

Michael Bingham C.A.
361 - 1275 West 6th Ave., Vancouver, B.C., V6H 1A6
Tel: (604) 734-5454  Fax (604) 738-7134




                                Auditor's Report


To the Shareholders,
ZStar Enterprises, Inc.


I have audited the consolidated balance sheet of ZStar Enterprises, Inc. as at February 28, 1999 and the consolidated statement of loss and deficit, statement of shareholders' equity and statement of cash flow for the period then ended. These consolidated financial statements are the responsibility of management. My responsibility is to express an opinion on these financial statements based on my audit.


I conducted my audit in accordance with generally accepted auditing standards in Canada. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the interim financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall interim financial statement presentation.


In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 1999 and the results of its operations, the changes in its shareholders' equity and the changes in its financial position for the period then ended in accordance with generally accepted accounting principles in Canada.

Vancouver, British Columbia                    /s/ Mike Bingham
June 7,  1999                                  Chartered Accountant

                             ZSTAR ENTERPRISES, INC.
                             (a Nevada Corporation)
                           CONSOLIDATED BALANCE SHEET
                             AS AT FEBRUARY 28, 1999
                               ( in U.S. Dollars)

                                     ASSETS



CURRENT
Cash                                                                    $ 88,165
Accounts receivable                                                       32,472
Prepaid expenses                                                           6,595
                                                                        --------
                                                                         127,232
                                                                        --------

Capital (Note 2)                                                           1,619

Goodwill                                                                  74,318

Incorporation costs                                                        2,000
                                                                        --------
                                                                        $205,169
                                                                        ========
                                   LIABILITIES
CURRENT

  Accounts payable and accrued liabilities                              $ 60,743
  Due to Apex Travel Ltd. ( Note 4,6)                                     99,565
                                                                        --------
                                                                         160,308
                                                                        --------
                              SHAREHOLDERS' EQUITY
CAPITAL STOCK ( NOTE 5)

  Authorized  -30,000,000 common shares with par value of $.001
  Issued      -10,550,000 common shares                                   10,550

 CONTRIBUTED SURPLUS ( NOTE 5)                                           222,950

 DEFICIT                                                                (188,639)
                                                                        --------
                                                                          44,861
                                                                        --------

                                                                        $205,169
                                                                        ========


APPROVED BY THE BOARD

/s/ Chui Keung Ho                   DIRECTOR
------------------------------

/s/ Shelley James                   DIRECTOR
------------------------------

 THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                             ZSTAR ENTERPRISES, INC.
                             (a Nevada Corporation)
                   CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
              FOR THE PERIOD FROM JUNE 17,1998 TO FEBRUARY 28, 1999
                               ( in U.S. Dollars)


EXPENSES

Audit                                                                   $      3,745
Bank charges                                                                     373
Filing and registration fees                                                   2,761
Legal                                                                         29,427
Management, consulting fees and product development ( Note 3 )               151,823
Office and miscellaneous                                                         510
                                                                        ------------
                                                                             188,639
                                                                        ------------
NET LOSS FOR THE PERIOD AND DEFICIT, END OF PERIOD                      $   (188,639)

NET LOSS PER COMMON SHARE                                               $     (0.018)
                                                                        ============
SHARES OUTSTANDING                                                        10,550,000


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                             ZSTAR ENTERPRISES, INC.
                             (a Nevada Corporation)
                       CONSOLIDATED STATEMENT OF CASH FLOW
             FOR THE PERIOD FROM JUNE 17, 1998 TO FEBRUARY 28, 1999
                               ( in U.S. Dollars)


OPERATING ACTIVITIES
  Net loss for the period                                    $(188,639)

  Net change in non-cash working capital balances               21,953
                                                             ---------
                                                              (166,686)
                                                             ---------
FINANCING ACTIVITIES

  Issuance of capital stock                                    241,500
  Share issue costs                                             (8,000)
  Advances from Apex Travel Ltd.                                50,000
                                                             ---------

                                                               283,500
                                                             ---------
INVESTING ACTIVITIES

  Assets acquired on business acquisition ( Note 6)            (50,000)
  Incorporation costs                                           (2,000)
                                                             ---------
                                                               (52,000)
                                                             ---------

Change in cash during the period                                64,814

Cash acquired on business acquisition ( Note 6)                 23,351
                                                             ---------

Cash, end of period                                          $  88,165
                                                             =========


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                             ZSTAR ENTERPRISES, INC.
                             (a Nevada Corporation)
                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
              FOR THE PERIOD FROM JUNE 17,1998 TO FEBRUARY 28, 1999
                               ( in U.S. Dollars)


                                                                   Par      Contributed                  Shareholder
                                     # of Common    Price per     Value       Surplus     Accumulated       Equity
                                        Shares        Share     (Note 5)     (Note 5)       Deficit       (Deficit)
Common shares issued for cash                                       $            $             $              $

 - June 1998 ( on inception)             1,500,000       $.001       1,500             -              -          1,500

- July 1998                              9,000,000       $ .01       9,000        81,000              -         90,000

- October 1998                              50,000       $3.00          50       149,950              -        150,000

Share issue costs for the                                                -        (8,000)             -         (8,000)
  period

Net loss for the period                                                                -       (188,639)      (188,639)
                                     -------------                 ---------------------------------------------------
                                        10,550,000                 $10,550      $222,950     $ (188,639)     $  44,861
                                     =============                 ===================================================


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                             ZSTAR ENTERPRISES, INC.
                             (a Nevada Corporation)
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENT
                                FEBRUARY 28, 1999
                                (in U.S Dollars)

NOTE 1   SIGNIFICANT ACCOUNTING POLICIES

a)       Incorporation


The Company was incorporated on June 17, 1998 in Nevada, U.S.A. The Company's fiscal year end is February 28.


b)       Basis of Accounting

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Apex Canadian Holidays Ltd.


c)       Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions which affect the reported amounts of assets and liabilities as at the date of the financial statements and revenues and expenses for the period reported. Actual results may differ from these estimates.


d)       Financial instruments

The fair values of the financial instruments approximate their carrying value.


e)       Capital assets

Capital assets are recorded at cost and depreciated over their estimated useful lives at the following annual rates and methods:


                    Computer                           30% declining balance
                    Furniture and equipment            20% declining balance


f)       Goodwill

Goodwill is recorded at cost and amortized on a straight-line basis over 10 years.


g)       Foreign exchange translation

The Company translates the accounts of its self-sustaining foreign subsidiaries using the current rate method. Under this method, assets and liabilities are translated at the rate of exchange in effect at the balance sheet date. Revenue and expense items are translated at the rate of exchange in effect on the dates on which items are recognized in income during the period. Translation adjustments arising from changes in exchange rates will be recorded as a foreign currency translation adjustment in shareholders' equity. These adjustments are not reflected in income until realized through a reduction in the Company's net investment in such operations.

                             ZSTAR ENTERPRISES, INC.
                             (a Nevada Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                FEBRUARY 28, 1999

                                (in U.S Dollars)


h)       Revenue recognition

Apex Canadian Holidays Ltd., a subsidiary of the Company operates as a wholesaler and reseller of hotel accommodations and land tour operator. The subsidiary is responsible for collection of the amounts due from customers and for payment to the supplier. Revenue is recognized at the time that the transaction is confirmed.


NOTE 2  CAPITAL ASSETS


                                          Accumulated
                             Cost         Amortization        Net
Computer                     $ 1,218             -          $ 1,218
Furniture and equipment          401             -              401
                             -------         ------         -------
                             $ 1,619             -          $ 1,619
                             =======         ======         =======


NOTE 3   RELATED PARTY TRANSACTION

Joist Management Ltd. is related by management contract to provide administrative and general office services to the Company at a rate of $ 10, 000 per month until May 31, 1999. None of the shareholders, officers or directors of Joist Management Ltd. are shareholders of ZStar Enterprises, Inc. During the period, the Company was charged $80,000 for administrative services.


NOTE 4    DUE TO APEX TRAVEL LTD.


Promissory note payable, due on demand and bearing interest at 10% per annum   $50,000

Non-interest bearing advances, due on demand                                    49,565
                                                                               -------
                                                                               $99,565
                                                                               =======


On April 28, 1999, the promissory note payable was settled in full.

                             ZSTAR ENTERPRISES, INC.
                             (a Nevada Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                FEBRUARY 28, 1999
                                (in U.S Dollars)

NOTE 5   CAPITAL STOCK AND CONTRIBUTED SURPLUS

During the period, the Company issued the following common shares:


                                     Total       Capital
                                     Cash        Stock at     Contributed
         # of Shares                 Proceeds    Par Value    Surplus

         1,500,000 at $0.001         $  1,500     $ 1,500       $     -
         9,000,000 at $0.01            90,000       9,000         81,000
         50,000 at $3.00              150,000          50        149,950
                                     --------     -------       --------
                                     $241,500     $10,550       $230,950
         Less share issue costs:        8,000        -             8,000
                                     --------     -------       --------
                                     $233,500     $10,550       $222,950
                                     ========     =======       ========


NOTE 6  BUSINESS ACQUISITION

On February 28, 1999, the Company acquired 100% of the outstanding common shares of Apex Canadian Holidays Ltd. The Company signed a promissory note in the amount of $50,000 as full consideration for the purchase. The promissory note was paid in full on April 28, 1999. As a result of this acquisition, Apex Travel Ltd., is no longer related to Apex Canadian Holidays Ltd.


The investment in Apex Canadian Holidays Ltd. exceeded the book value of the net assets by $74,318. This excess has been allocated to goodwill and is being amortized over a ten year period.


The underlying assets and liabilities acquired have been assigned the following values:


                             Cash                      $ 23,351
                             Accounts receivable         32,472
                             Prepaid expenses             6,595
                             Capital assets               1,619
                             Goodwill                    74,318
                             Accounts payable           (38,790)
                             Due to Apex Travel Ltd.    (49,565)
                                                       --------
                                                       $ 50,000
                                                       ========


The investment in Apex Canadian Holidays Ltd. has been accounted for using the purchase basis. Intercompany accounts were eliminated for the consolidated statements.


Apex Canadian Holidays Ltd. operates a wholesale and resale of hotel accommodations and land tour business in Vancouver, Canada.

                             ZSTAR ENTERPRISES, INC.
                             (a Nevada Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                FEBRUARY 28, 1999
                                (in U.S Dollars)


The following consolidated pro forma statements reflects the combined results of Zstar Enterprises, Inc. and Apex Canadian Holidays Ltd. as adjusted for elimination of intercompany accounts. The pro forma financial information are based on the purchase method of accounting. The pro forma statements assume the acquisition occurred at the beginning of the period presented in the statements. Because the transaction is already reflected in Zstar Enterprises, Inc. balance sheet at February 28, 1999, no pro forma balance sheet is included.


The consolidated pro forma statements do not purport to be indicative of the financial positions and results of operations and cash flows which actually would have been obtained if the acquisition had occurred on the date indicated or the results which may be obtained in the future.


                      PRO FORMA STATEMENT OF OPERATIONS For
                    Period March 1, 1998 to February 28, 1999


                                                      HISTORICAL                        PRO FORMA
                                                 Zstar             Apex         Adjustment     Consolidated
                                              ----------------------------------------------------------------
Revenue                                       $         -      $   474,794        $     -       $   474,794
Less Cost of Sales                                                 419,267                          419,267
                                              ----------------------------                      -----------
                                                                    55,527                           55,527
Other Income                                                         2,039                            2,039
                                              ----------------------------                      -----------
                                                                    57,566                           57,566

Operating Expenses
  Selling, General & Administrative               188,639           23,968                          212,607
  Salaries and Related Costs                                        35,056                           35,056
  Depreciation and Amortization                                        614          7,432             8,046
                                              -------------------------------------------------------------
                                                  188,639           59,638          7,432           255,709
                                              -------------------------------------------------------------
Net Loss                                      $  (188,639)     $    (2,072)       $(7,432)      $  (198,143)
                                              -------------------------------------------------------------
Number of Common Shares Outstanding            10,550,000       10,550,000                       10,550,000

Net Loss per Common Share*                    $    (0.018)     $    (0.000)                     $    (0.019)


*For purposes of comparability, the number of common shares issued and outstanding is based on the equivalent common shares issued of Zstar Enterprises, Inc. as of February 28, 1999.


NOTE 7   INCOME TAXES

The Company has net loss carryforwards in the amount of $ 188,639. The benefit of these losses has not been recognized in the financial statements as there is no certainty that the losses will be utilized.

                             ZSTAR ENTERPRISES, INC.
                             (a Nevada Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                FEBRUARY 28, 1999
                                (in U.S Dollars)

The net loss carryforwards expire as follows:


                                     2004   $    388
                                     2005     19,966
                                     2006      2,646
                                     2014    165,639


The Company's effective tax rate was 0% and its marginal tax rate was 0%


NOTE 8   LOSS PER SHARE

Loss per share information has not been disclosed as it is not considered meaningful at this stage of the Company's development.


NOTE 9  YEAR 2000 ISSUE

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000 and if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved.


NOTE 10  GOING CONCERN

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. Management's plan in this regard encompasses the February 28, 1999 purchase of Apex Canadian Holidays Ltd. As a result of this purchase, the Company now has continuing operations which is expected by management to provide funding for working capital and purchase requirements.

                             ZSTAR ENTERPRISES, INC.
                             (a Nevada Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                FEBRUARY 28, 1999
                                (in U.S Dollars)


NOTE 11  ALLOCATION OF EXPENSES BETWEEN PARENT COMPANY AND SUBSIDIARY

Neither the parent company nor the subsidiary incurred costs or expenses on behalf of the other.


The subsidiary did not incur income tax expense. Related deferred tax benefits allocated to the subsidiary would equal approximately $3,450.


NOTE 12  WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common stock.


NOTE 13 RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

There are no significant differences between Canadian and U.S. accounting principles requiring adjustment to the financial statements of the Company. Any changes to the Company's financial statements as a result of an accounting pronouncement issued but not yet adopted by the Company are immaterial.

Michael Bingham C.A.
361 - 1275 West 6th Ave., Vancouver, B.C., V6H 1A6
Tel: (604) 734-5454  Fax (604) 738-7134



Consent of Independent Chartered Accountant



I hereby consent to the use in this registration statement on Form 10SB of my report dated June 7, 1999 relating to the financial statements of ZStar Enteprises, Inc. as at February 28, 1999.




Vancouver, British Columbia                          /s/ Mike Bingham
June 7, 1999                                         Chartered Accountant

                     INTERIM UNAUDITED FINANCIAL STATEMENTS




                                NOTICE TO READER


Management has compiled the Interim consolidated balance sheet, statement of loss and deficit, statement of cash flows and statement of shareholders' equity for the period March 1, 1999 to June 30, 1999. These statements have not be audited, reviewed or otherwise been attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.




Vancouver, B.C.
August  2, 1999

                             ZSTAR ENTERPRISES, INC.
                             (a Nevada Corporation)
                       INTERIM CONSOLIDATED BALANCE SHEET
                               AS AT JUNE 30, 1999
                               ( in U.S. Dollars)

                                     ASSETS


CURRENT

Cash                                                                    $  62,980
Accounts receivable                                                        58,901
Prepaid expenses                                                            6,595
                                                                        ---------
                                                                          128,476
                                                                        ---------
Capital (Note 2)                                                            1,450

Goodwill (net of accumulated amortization of $2,900)                       71,418

Incorporation costs                                                         2,000
                                                                        ---------
                                                                        $ 203,344
                                                                        =========
                                  LIABILITIES
CURRENT

  Accounts payable and accrued liabilities                              $ 168,129

                             SHAREHOLDERS' EQUITY
CAPITAL STOCK (NOTE 4)

  Authorized -30,000,000 common shares with par value of $.001
  Issued     -10,550,000 common shares                                     10,550

CONTRIBUTED SURPLUS (NOTE 4)                                              222,950

DEFICIT                                                                  (198,285)
                                                                        ---------
                                                                           35,215
                                                                        ---------
                                                                        $ 203,344
                                                                        =========


APPROVED BY THE BOARD

/s/ Chui Keung Ho                     DIRECTOR
-----------------------------

/s/ Shelley James                     DIRECTOR
-----------------------------

                       (Unaudited - See Notice to Reader)

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                             ZSTAR ENTERPRISES, INC.
                             (a Nevada Corporation)
               INTERIM CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
               FOR THE PERIOD FROM MARCH 1, 1999 TO JUNE 30, 1999
                               ( in U.S. Dollars)


REVENUE                                                                        $   257,965

COST OF SALES                                                                      229,340
                                                                               -----------
GROSS PROFIT                                                                        28,625
                                                                               ===========
EXPENSES

  Accounting                                                                         2,977
  Advertising and promotion                                                          1,014
  Amortization                                                                       3,069
  Bad debts                                                                            507
  Bank charges                                                                         154
  Filing and registration fees                                                       1,987
  Legal                                                                              7,164
  Management, consulting fees and product development (Note 3)                           -
  Office and miscellaneous                                                           4,213
  Rent                                                                               2,128
  Salaries and benefits                                                             12,570
  Telephone                                                                          1,768
  Travel and education                                                                 720
                                                                               -----------
                                                                                    38,271
                                                                               -----------
Net loss for the period                                                             (9,646)

Deficit, beginning of the period                                                  (188,639)
                                                                               -----------
Deficit, end of the period                                                     $  (198,285)

Net Loss per Common Share for the period                                       $    (0.001)
Shares Outstanding                                                              10,550,000


                       (Unaudited - See Notice to Reader)

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                             ZSTAR ENTERPRISES, INC.
                             (a Nevada Corporation)
                         INTERIM CONSOLIDATED STATEMENT
                        OF CASH FLOW FOR THE PERIOD FROM
                         MARCH 1, 1999 TO JUNE 30, 1999
                                (in U.S. Dollars)


OPERATING ACTIVITIES

Net loss for the period                                  $ (9,646)

Item not affecting cash

  Amortization                                              3,069
                                                         --------
                                                           (6,577)

Net change in non-cash working capital balances

                  Accounts receivable                     (26,429)
                  Accounts payable                         57,821
                  Due to Apex Travel Ltd.                 (50,000)
                                                         --------

Change in cash during the period                          (25,185)

Cash, beginning of period                                  88,165
                                                         --------
Cash, end of period                                      $ 62,980
                                                         ========


                        Unaudited - See Notice to Reader

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                             ZSTAR ENTERPRISES, INC.
                             (a Nevada Corporation)
             INTERIM CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                               FOR THE PERIOD FROM
                         MARCH 1, 1999 TO JUNE 30, 1999
                                (in U.S. Dollars)


                                                                Par       Contributed                   Shareholder
                                   # of Common    Price per    Value        Surplus      Accumulated      Equity
                                      Shares        Share     (Note 4)      (Note 4)       Deficit       (Deficit)
Common shares issued for cash                                 $             $            $              $

- June 1998 (on inception)           1,500,000     $ .001       1,500              -             -          1,500

- July 1998                          9,000,000     $ .01        9,000         81,000             -         90,000

- October 1998                          50,000     $3.00           50        149,950             -        150,000

Share issue costs                                                   -         (8,000)            -         (8,000)


Deficit for the period                                                             -      (198,285)      (198,285)
                                   -----------                ---------------------------------------------------
                                    10,550,000                $10,550       $222,950     $(198,285)     $  35,215
                                   ===========                ===================================================


Unaudited - See Notice to Reader

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                             ZSTAR ENTERPRISES, INC.
                             (a Nevada Corporation)
                NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENT
                                  JUNE 30, 1999
                                (in U.S Dollars)


NOTE 1   SIGNIFICANT ACCOUNTING POLICIES

a)       Incorporation

The Company was incorporated on June 17, 1998 in Nevada, U.S.A. The Company's fiscal year end is February 28.


b)       Basis of Accounting

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Apex Canadian Holidays Ltd.


c)       Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions which affect the reported amounts of assets and liabilities as at the date of the financial statements and revenues and expenses for the period reported. Actual results may differ from these estimates.


d)       Financial instruments

The fair values of the financial instruments approximate their carrying value.


e)       Capital assets

Capital assets are recorded at cost and depreciated over their estimated useful lives at the following annual rates and methods:

                  Computer                           30% declining balance
                  Furniture and equipment            20%  declining balance


f)       Goodwill

Goodwill is recorded at cost and amortized on a straight-line basis over 10 years.


g)       Foreign exchange translation

The Company translates the accounts of its self-sustaining foreign subsidiaries using the current rate method. Under this method, assets and liabilities are translated at the rate of exchange in effect at the balance sheet date. Revenue and expense items are translated at the rate of exchange in effect on the dates on which items are recognized in income during the period. Translation adjustments arising from changes in exchange rates will be recorded as a foreign currency translation adjustment in shareholders' equity. These adjustments are not reflected in income until realized through a reduction in the Company's net investment in such operations.

                             ZSTAR ENTERPRISES, INC.
                             (a Nevada Corporation)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1999
                                (in U.S Dollars)


h)       Revenue recognition

A subsidiary of the Company operates as a wholesaler and reseller of hotel accommodations and land tour operator. The subsidiary is responsible for collection of the amounts due from customers and for payment to the supplier. Revenue is recognized at the time that the transaction is confirmed.


NOTE 2  CAPITAL ASSETS


                                            Accumulated        Net
                                  Cost      Amortization
Computer                         $1,218          122          $1,096
Furniture and equipment             401           47             354
                                 ------          ---          ------
                                 $1,619          169          $1,450
                                 ======          ===          ======


NOTE 3   RELATED PARTY TRANSACTION

Joist Management Ltd. is related by management contract to provide administrative and general office services to the Company at a rate of $ 10,000 per month until May 31, 1999. None of the shareholders, officers or directors of Joist Management Ltd. are shareholders of ZStar Enterprises, Inc. During the period, the Company was charged $ nil for administrative services. Joist Management Ltd. has foregone its monthly fees from March 1, 1999 to May 31, 1999.


NOTE 4   CAPITAL STOCK AND CONTRIBUTED SURPLUS

The Company's authorized share capital consists of 30,000,000 common shares with par value of $.001.


The Company has the following common shares issued and outstanding:


                                     Total       Capital
                                     Cash        Stock at      Contributed
         # of Shares                 Proceeds    Par Value     Surplus
         1,500,000 at $0.001         $  1,500    $ 1,500       $      -
         9,000,000 at $0.01            90,000      9,000         81,000
            50,000 at $3.00           150,000         50        149,950
                                     --------    -------       --------
                                     $241,500    $10,550       $230,950
         Less share issue costs:        8,000          -          8,000
                                     --------    -------       --------
                                     $233,500    $10,550       $222,950
                                     ========    =======       ========

                             ZSTAR ENTERPRISES, INC.
                             (a Nevada Corporation)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1999
                                (in U.S Dollars)


NOTE 5  BUSINESS ACQUISITION

On February 28, 1999, the Company acquired 100% of the outstanding common shares of Apex Canadian Holidays Ltd. The Company signed a promissory note in the amount of $50,000 as full consideration for the purchase. The promissory note was paid in full on April 28, 1999. As a result of this acquisition, Apex Travel Ltd., is no longer related to Apex Canadian Holidays Ltd.


The investment in Apex Canadian Holidays Ltd. exceeded the book value of the net assets by $74,318. This excess has been allocated to goodwill and is being amortized over a ten year period.


The underlying assets and liabilities acquired have been assigned the following values:


                             Cash                      $ 23,351
                             Accounts receivable         32,472
                             Prepaid expenses             6,595
                             Capital assets               1,619
                             Goodwill                    74,318
                             Accounts payable           (38,790)
                             Due to Apex Travel Ltd.    (49,565)
                                                       --------
                                                       $ 50,000
                                                       ========


The investment in Apex Canadian Holidays Ltd. has been accounted for using the purchase basis. Intercompany accounts were eliminated for the consolidated statements.


The following consolidated pro forma statements reflects the combined results of Zstar Enterprises, Inc. and Apex Canadian Holidays Ltd. as adjusted for elimination of intercompany accounts as of February 28, 1999. The pro forma financial information are based on the purchase method of accounting. The pro forma statements assume the acquisition occurred at the beginning of the period presented in the statements. Because the transaction is already reflected in Zstar Enterprises, Inc. balance sheet at February 28, 1999, no pro forma balance sheet is included.


The consolidated pro forma statements do not purport to be indicative of the financial positions and results of operations and cash flows which actually would have been obtained if the acquisition had occurred on the date indicated or the results which may be obtained in the future.

                             ZSTAR ENTERPRISES, INC.
                             (a Nevada Corporation)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1999
                                (in U.S Dollars)

                      PRO FORMA STATEMENT OF OPERATIONS For
                    Period March 1, 1998 to February 28, 1999


                                                    HISTORICAL                      PRO FORMA
                                                Zstar          Apex         Adjustment    Consolidated
                                             --------------------------     --------------------------
Revenue                                      $         -    $   474,794      $     -       $   474,794
Less Cost of Sales                                              419,267                        419,267
                                             -----------    -----------      -------       -----------
                                                                 55,527                         55,527
Other Income                                                      2,039                          2,039
                                             -----------    -----------      -------       -----------
                                                                 57,566                         57,566

Operating Expenses
  Selling, General & Administrative              188,639         23,968                        212,607
  Salaries and Related Costs                                     35,056                         35,056
  Depreciation and Amortization                                     614        7,432             8,046
                                             -----------    -----------      -------       -----------
                                                 188,639         59,638        7,432           255,709
                                             -----------    -----------      -------       -----------
Net Loss                                     $  (188,639)   $    (2,072)     $(7,432)      $  (198,143)
                                             -----------    -----------      -------       -----------

Number of Common Shares Outstanding           10,550,000     10,550,000                     10,550,000

Net Loss per Common Share*                   $    (0.018)   $    (0.000)                   $    (0.019)


*For purposes of comparability, the number of common shares issued and outstanding is based on the equivalent common shares issued of Zstar Enterprises, Inc. as of February 28, 1999.


NOTE 6   INCOME TAXES

The Company has net loss carryforwards in the amount of $ 188,639. The benefit of these losses has not been recognized in the financial statements as there is no certainty that the losses will be utilized.


The net loss carryforwards expire as follows:


                               2004     $    388
                               2005       19,966
                               2006        2,646
                               2014      165,639


The Company will review its need for a provision for income tax after each year end.


NOTE 7   LOSS PER SHARE

Loss per share information has not been disclosed as it is not considered meaningful at this stage of the Company's development.

                             ZSTAR ENTERPRISES, INC.
                             (a Nevada Corporation)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1999
                                (in U.S Dollars)


NOTE 8  YEAR 2000 ISSUE

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000 and if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved.


NOTE 9  GOING CONCERN

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. Management's plan in this regard encompasses the February 28, 1999 purchase of Apex Canadian Holidays Ltd. As a result of this purchase, the Company now has continuing operations which is expected by management to provide funding for working capital and purchase requirements.


NOTE 10  ALLOCATION OF EXPENSES BETWEEN PARENT COMPANY AND SUBSIDIARY

Neither the parent company nor the subsidiary incurred costs or expenses on behalf of the other.


The subsidiary did not incur income tax expense. Related deferred tax benefits allocated to the subsidiary would equal approximately $ 3,450.


NOTE 11  WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common stock.


NOTE 12 RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

There are no significant differences between Canadian and U.S. accounting principles requiring adjustment to the financial statements of the Company. Any changes to the Company's financial statements as a result of an accounting pronouncement issued but not yet adopted by the Company are immaterial.

              UNAUDTED CONSOLDIATED PRO FORMA FINANCIAL STATEMENTS


James E. Slayton, CPA
------------------------------------------------------------------------------
3867 WEST MARKET STREET
SUITE 208
AKRON, OHIO 44333


                          INDEPENDENT AUDITORS' REPORT


Board of Directors                                              August 13, 1999
ZStar Enterprises, Inc. (The Company)
Las Vegas, Nevada 89102


         I have compiled the Consolidated Pro Forma Balance Sheet of ZStar Enterprises, Inc. (A Development Stage Company) and Apex Canadian Holidays Ltd., as of February 28, 1998 and February 28, 1999, and the related Consolidated Pro Forma Statements of Operations for the fiscal years ended February 28, 1998 and February 28, 1999.


         The compilation is limited to presenting in the form of financial statements, information that is the representation of the managers. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.


James E. Slayton, CPA
Ohio License ID# 04-1-15582

                             ZStar Enterprises, Inc.
                          (A Development Stage Company)
                                  CONSOLIDATED
                             PRO FORMA BALANCE SHEET
                                      AS AT
                     February 28, 1998 and February 28, 1999


                                     ASSETS
                                                                          February 28        February 28
                                                                             1999                1998
                                                                          ------------------------------
CURRENT ASSETS
Cash                                                                      $  88,165           $ 210,736
Accounts Receivable                                                          32,472              37,068
Other Current Assets                                                          6,595               6,213
                                                                          ------------------------------
Total Current Assets                                                        127,232             254,017

PROPERTY AND EQUIPMENT
Property and Equipment (net of depreciation                                   1,619               2,211
                                                                          ------------------------------
Total Property and Equipment                                                  1,619               2,211

OTHER ASSETS
Goodwill                                                                     59,454              66,886
Incorporation Costs                                                           2,000               2,000
                                                                          ------------------------------
Total Other Assets                                                           61,454              68,886
                                                                          ------------------------------
TOTAL ASSETS                                                              $ 190,305           $ 325,114
                                                                          ------------------------------
                             LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts Payable                                                          $  60,743           $  79,877
Due to Apex Travel Ltd.                                                      99,565              67,699
                                                                          ------------------------------
Total Current Liabilities                                                   160,308             147,576

EQUITY
Share Capital                                                                10,550              10,550
Additional Paid in Capital                                                  222,950             222,950
Retained Earnings (Deficit Accumulated during development stage)           (203,503)            (55,962)
                                                                          ------------------------------
Total Shareholders' Equity                                                   29,997             177,538
                                                                          ------------------------------
TOTAL LIABILITIES AND OWNERS'EQUITY                                       $ 190,305           $ 325,114
                                                                          ==============================


(Unaudited-See Independent Auditors' Report)
See accompanying notes to financial statements

                             ZStar Enterprises, Inc.
                          (A Development Stage Company)
                                  CONSOLIDATED
                        PRO FORMA STATEMENT OF OPERATIONS
                                   FOR PERIOD
                       March 1, 1997 to February 28, 1998
                                       and
                       March 1, 1998 to February 28, 1999


                                               February 28        February 28
                                                  1999                1998
                                               ------------------------------
REVENUE
Sales                                          $ 474,794           $ 552,752
Less: Cost of Sales                              419,267             488,922
                                               ------------------------------
                                                  55,527              63,830

OTHER INCOME                                       2,039               1,239
                                               ------------------------------
                                                  57,566              65,069
COST AND EXPENSES
  Selling, General and Administrative             60,784              49,675
  Salaries and Related costs                      35,056              36,047
  Management Consulting Fees                     151,823                   -
  Depreciation                                       614                 431
  Amortization of Goodwill                         7,432               7,432
                                               ------------------------------
  Total Costs and Expenses                       255,709              93,585
                                               ------------------------------
NET ORDINARY INCOME OR (LOSS)                  $(198,143)          $ (28,516)
                                               ==============================


(Unaudited-See Independent Auditors' Report)
See accompanying notes to financial statements

                             ZStar Enterprises, Inc.
                          (A Development Stage Company)
              NOTES TO CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS
                                 August 13, 1999


NOTE 1 - ACCOUNTING POLICIES AND PROCEDURES

Accounting polices and procedures have not been determined except as follows:


         a. The Company uses the accrual method of accounting.


         b. The cost of goodwill, $74,318.00 , is being amortized over a period of 120 months (March 1, 1997 through February 28, 2006.)


         c. Earnings per share was not computed as the results would not provide meaningful information on the Consolidated Pro Forma Statements.


         d. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.


         e. The cost of equipment is depreciated over the estimated useful life of the equipment(60 months)utilizing an accelerated method of deprecation. Depreciation was $431.00 for the period ended February 28, 1998. Depreciation was $614.00 for the period ended February 28, 1999.


         e. The Company experienced losses for its first fiscal tax year. The Company will review its need for a provision for federal income tax after each operating quarter and each period for which a statement of operations is issued. The Company has not recorded the deferred tax benefits as it is less than likely that they will use them. The Net Operating Losses are due to expire $55,962 in 2013 and $147,541 in 2014.


NOTE 2 - GOING CONCERN

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has not generated significant revenues from its planned principal operations. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern.


NOTE 3 - WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common stock.

                         ZStar Enterprises, Inc.
                      (A Development Stage Company)
            NOTES TO CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS
                              August 13, 1999


NOTE 4 - BUSINESS ACQUISITION

On February 28, 1999, the Company acquired 100% of the outstanding common shares of Apex Canadian Holidays Ltd. The Company signed a promissory note in the amount of $50,000 as full consideration for the purchase. The promissory note was paid in full on April 28, 1999.


The investment in Apex Canadian Holidays Ltd. exceeded the book value of the net assets by $74,318. This excess has been allocated to goodwill and is being amortized over a ten year period.


The Investment in Apex Canadian Holidays Ltd. has been accounted for using the purchase basis. Intercompany accounts were eliminated for the consolidated pro forma statements.


The underlying assets and liabilities acquired have been assigned the following values:


                                    Cash                       $ 23,351
                                    Accounts receivable          32,472
                                    Prepaid expenses              6,595
                                    Capital assets                1,619
                                    Goodwill                     74,318
                                    Accounts payable            (38,790)
                                    Due to Apex Travel Ltd.     (49,565)
                                                             ----------
                                                               $ 50,000
                                                             ==========


NOTE 5 - YEAR 2000 ISSUE

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before on, or after January 1, 2000 and if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved.


NOTE 6- Consolidated Pro Forma Financial Statements

Consolidated Pro Forma Balance Sheets and Statements of Operations were compiled for the periods ending February 28, 1998 and February 28, 1999 for the business combination of Apex Travel, Ltd. and Zstar Enterprises, Inc.. Goodwill, Notes payable related to the business combination, cash and equity transactions are the items that had a significant impact on the combined pro forma statements for the two companies.

                                  [LETTERHEAD]


3867 WEST MARKET STREET
SUITE 208
AKRON, OHIO 44333


To Whom It May Concern:
                                                           August 13, 1999


         The firm of James E. Slayton, Certified Public Accountant consents to the inclusion of my report of August 13, 1999, on the Financial Statements of ZStar Enterprises, Inc. from the inception date of February 28, 1998 through February 28, 1999, in any filings that are necessary now or in the near future to be filed with the U. S. Securities and Exchange Commission.


Professionally,


/s/James E. Slayton, CPA
Ohio License ID # 04-1-15582

                                    PART III

ITEM 1   INDEX TO EXHIBITS

EXHIBIT #      DESCRIPTION
---------      -----------

Exhibit 3(i)   Articles of Incorporation

Exhibit 3(ii)  By-laws

Exhibit 4.1    Specimen stock certificate evidencing shares of Common Stock

Exhibit 4.2    Form of Subscription Agreement used by the Company

Exhibit 10     Management Agreement dated June 20, 1998; Web Development and
               Hosting Agreement dated October 15, 1998

Exhibit 11 Statement re: computation per share earnings is stated elsewhere in this Filing

Exhibit 21     Subsidiaries of small business issuer

Exhibit 27     Financial data schedule

Exhibit 99 Securities Purchase Agreement with Apex Travel Ltd. dated as of February 28, 1999;

               Audited Financial Statements of Apex

               Promissory Note for the $100,000 by shareholder

                                   SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                             ZSTAR ENTERPRISES, INC.



                             /s/ Chui Keung Ho
                             ------------------------------------
                             Chui Keung Ho, President

Date: August 28, 1999